Exhibit 2.1

DATED 1 SEPTEMBER 2009

VENTISE HOLDING B.V.

as Vendor

SEACHANGE B.V.

as Purchaser

and

SEACHANGE INTERNATIONAL, INC.

as Parent

AGREEMENT FOR THE ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF EVENTIS GROUP B.V.

SCHEDULES

SCHEDULE 1.1	DEFINITIONS

SCHEDULE 3.5.1	DETERMINATION OF WORKING CAPITAL ADJUSTMENT

SCHEDULE 3.5.1A	PRO FORMA CONSOLIDATED NET WORKING CAPITAL CALCULATION OF THE COMPANY FOR THE FINANCIAL YEARS 2006, 2007 AND 2008, ENDING ON 31 DECEMBER

SCHEDULE 3.6.2	AGREED FORM RESTRICTED STOCK AGREEMENT

SCHEDULE 3.7.2	LIST OF RESERVED CUSTOMERS

SCHEDULE 3.8	DETERMINATION OF DEFERRED PERFORMANCE-BASED PURCHASE PRICE

SCHEDULE 4.5	AGREED FORM DEPOSIT AGREEMENT

SCHEDULE 4.6	AGREED FORM SHAREHOLDERS RESOLUTIONS

SCHEDULE 4.8	AGREED FORM NOTARIES DEED OF TRANSFER

SCHEDULE 4.9	AGREED FORM EMPLOYMENT AGREEMENTS AND MANAGEMENT AGREEMENTS

SCHEDULE 6.1	WARRANTIES

THE UNDERSIGNED:

(i)	Ventise Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands, having its registered office at Eindhoven, the Netherlands and its place of business at Hulst 16, 5507 MH Veldhoven, the Netherlands (the "Vendor");

(ii)	SeaChange B.V. a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, having its registered office at Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands (the "Purchaser"); and

(iii)	SeaChange International, Inc., a public corporation, incorporated under the laws of Delaware (United States of America), with corporate seat at Delaware, office address at 50 Nagog Park, Acton, Massachusetts 01720 and with registration number 2343307 (the "Parent");

the parties referred to sub (i) up to and including (iii) are collectively referred to as: the "Parties" and individually as: a "Party".

WHEREAS:

(A)	the Vendor is the legal and beneficial owner of 360 (three hundred sixty) ordinary shares, numbered 1 up to and including 360, each with a nominal value of EUR 50 (fifty euro) (the "Shares"), constituting one hundred percent (100%) of the issued share capital of eventIS Group B.V., a private company with limited liability, incorporated under the laws of the Netherlands, having its registered office at Veldhoven, The Netherlands and its place of business at Flight Forum 882, 5657 DV Eindhoven, the Netherlands (the "Company");

(B)	the Company has implemented a restructuring of the eventIS group of companies (the "Restructuring") as a result of which the Company is the direct or indirect legal and beneficial owner of all issued shares in the capital of the Group Companies;

(C)	the Company and its Group Companies (the "Group") are engaged in – inter alia – the business of developing new and advanced Digital TV products focusing on metadata management and distribution (the "Business");

(D)	the Vendor initiated a structured sale process for the sale of the Shares and provided the Parent and its advisors with an information memorandum in respect of the Group dated March 2009 (the "Information Memorandum"), a legal vendor due diligence report prepared by AKD Prinsen Van Wijmen N.V. and a financial and tax vendor due diligence report prepared by Deloitte (the "Vendor Due Diligence Reports"). The Parent has furthermore performed a confirmatory due diligence investigation of the electronic data room that was prepared on behalf of the Vendor (the "Data Room"). Finally, the Parent has submitted a final and non-binding offer to purchase the Shares, which offer has been accepted by the Vendor, on the terms and conditions set out in the Agreement;

(E)	the Vendor wishes to sell and the Purchaser wishes to purchase the Shares on the terms and conditions set out in this Agreement; and

(F)	the Vendor and the Purchaser have made, in respect of the envisaged transactions under the Agreement (the "Transaction"), all required notifications and have provided all required information and documents to, and have obtained all required consents, advice and approvals from, all relevant authorities, agencies, works councils, trade unions and other bodies, under all applicable laws and regulations, including but not limited to the relevant provisions of the Social and Economic Council Merger Regulation (SER-Fusiegedragsregels 2000).

HAVE AGREED AS FOLLOWS:

CLAUSE 1 DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this Agreement, unless the context otherwise requires or unless otherwise specified hereinafter, the definitions as set forth in Schedule 1.1 (Definitions) are used.

1.2	Interpretations

In this Agreement, unless the context otherwise requires or unless otherwise specified hereinafter:

	1.2.1	references to Clauses and Schedules are references to clauses (including all sub-clauses) of, and schedules to the Agreement and form an integral part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Schedules and any other attachments to this Agreement;

	1.2.2	any reference to "includes" or "including" shall mean "including but without limitation to the generality of the foregoing";

	1.2.3	a reference to any statute or statutory provision shall be construed as a reference to the same as applicable on Closing Date;

	1.2.4	references to a "person" shall be construed so as to include any individual (natuurlijke persoon), firm, company or other legal entity (rechtspersoon) or any joint venture, association or partnership (whether or not being a separate legal entity;

	1.2.5	references to times of the day are to Central European Time;

	1.2.6	words importing the singular include the plural and vice versa and words importing gender or the neuter include both genders and the neuter;

	1.2.7	this Agreement is drafted in the English language. In this Agreement Dutch terms and legal concepts are expressed in English terms and not in their original Dutch terms. Where indicated in italics, Dutch equivalents of these English terms have been given. Terms and expressions of law and of legal concepts as used in this Agreement have the meaning attributed to them under the laws of the Netherlands and this Agreement should be read and interpreted accordingly;

1.2.8	headings to Clauses and Schedules are for convenience only and do not affect in any way the interpretation thereof;

1.2.9	where any obligation is qualified or phrased by reference to use "reasonable endeavours", "reasonable efforts" or wording of a similar nature, it means the efforts that a similarly situated person desirous of achieving a result would use in similar circumstances to achieve that result and, regard shall be had, among other factors, to (i) the price, financial interest and other terms of the obligation; (ii) the degree of risk normally involved in achieving the intended result; and (iii) the ability of an unrelated person to influence the performance of the obligation;

1.2.10	for the purpose of this Agreement and the documents pertaining hereto, any statement which refers to the knowledge, information, belief or awareness of the Vendor or the Vendor Parties – including the expressions "to Vendor’s best knowledge" or "known to Vendor" – or any similar expression, shall be deemed to refer to the actual knowledge, belief or awareness of the Vendor at the date of this Agreement, as well as the knowledge the Vendor and the Vendor Parties are reasonably expected to have as managing directors of the Company and the Group Companies; and

1.2.11	the terms "material" or "materially", or any other words to that effect, when used with respect to the Company, one or more of the Group Companies and/or the Business, mean material to the Group Companies and the Business as a whole.

1.3	The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and no provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such provision. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any of the provisions of this Agreement.

CLAUSE 2 SALE AND PURCHASE

2.1	Sale and Purchase

Subject to the terms and conditions set forth in this Agreement, the Vendor hereby sells and undertakes to transfer on Closing Date the Shares to the Purchaser and the Purchaser hereby purchases and undertakes to accept on Closing Date the transfer of the Shares from the Vendor to the Purchaser.

2.2	Effective Date

Subject to the terms and conditions set forth in this Agreement, the Parties hereby agree that the transfer of the beneficial ownership of the Shares is deemed effective as of the Effective Date.

CLAUSE 3 CONSIDERATION AND PAYMENT

3.1	Purchase Price

The aggregate purchase price for the Shares (the "Purchase Price") shall be comprised as follows:

	3.1.1	the Initial Purchase Price plus or minus the Working Capital Adjustment;

	3.1.2	the Deferred Fixed Purchase Price; and

	3.1.3	the Deferred Performance-Based Purchase Price.

3.2	Initial Purchase Price

The initial purchase price for the Shares consists of a payment of EUR 24,000,000 (twenty-four million Euros) in cash by the Purchaser to the Vendor in accordance with Clause 4.10 (the "Initial Purchase Price").

3.3	Estimated Working Capital Adjustment

Not more than five (5) Business Days, but in no event less than three (3) Business Days, before Closing Date, the Vendor shall prepare the Estimated Working Capital Adjustment based on a good faith estimate of the Working Capital as of the Closing Date based on the accounting principles generally accepted in the Netherlands as in force as per the respective date and as applied on a consistent basis by the Company over the previous three (3) financial years (the "Estimated Working Capital"). The Vendor shall deliver written notice of the Estimated Working Capital Adjustment to the Parent within the time periods set forth in the first sentence of this Clause 3.3. The Parent and its advisors shall have the right to participate in the determination of and approve the Estimated Working Capital Adjustment, which approval shall not be unreasonably withheld, delayed or conditioned.

3.4	Transfer Notary Account

The Purchaser shall transfer the Initial Purchase Price plus the Estimated Working Capital Adjustment by wire transfer to the Notary’s third party account prior to Closing, so as to ensure that said amounts are credited to the Notary’s third party account prior to Closing.

3.5	Working Capital Adjustment

	3.5.1	The Working Capital Adjustment shall be determined in accordance with the procedure set out in Schedule 3.5.1.

3.5.2	Within five (5) Business Days following determination of the final Working Capital Adjustment in accordance with Schedule 3.5.1, the Purchaser or the Vendor, as the case may be, shall make a transfer of immediately available funds as follows:

	3.5.2.1	by the Purchaser to the Vendor’s bank account, if and to the extent that the Working Capital exceeds the Estimated Working Capital; or

	3.5.2.2	by the Vendor to the Purchaser’s bank account, if and to the extent that the Estimated Working Capital exceeds the Working Capital.

3.6	Deferred Fixed Purchase Price

The deferred and fixed parts of the Purchase Price comprise (i) the Annual Cash Payments and (ii) the Annual Restricted Stock Payment (the "Deferred Fixed Purchase Price"):

	3.6.1	subject to Clause 8.2, the Purchaser shall on the first, second and third anniversary of Closing pay an amount of EUR 1,200,000 (one million two hundred thousand Euros) in cash to the Vendor by means of a wire transfer of the relevant amount to the bank account designated by the Vendor (the "Annual Cash Payments");

	3.6.2	subject to Clause 8.2, the Purchaser shall on the first, second and third anniversary of Closing pay an amount of EUR 800,000 (eight hundred thousand Euros) by means of procuring the issuance of common shares in the capital of the Parent (the "Restricted Stock") to the Vendor (the "Annual Restricted Stock Payment"). The number of Restricted Stock to be paid each year by the Purchaser shall be based on the 10-day volume-weighted average of the closing price of common shares of the Parent on the Nasdaq Stock Market, ending on the applicable anniversary date. All Restricted Stock issued as an Annual Restricted Stock Payment shall be free from any Encumbrance, other than such as exists pursuant to the Restricted Stock Agreement. Vendor’s receipt of each Annual Restricted Stock Payment shall be conditioned on Vendor executing the Restricted Stock Agreement in the Agreed Form attached as Schedule 3.6.2 (the "Restricted Stock Agreement"), which Restricted Stock Agreement provides for the vesting on the terms set forth therein of one-third (33.3%) of the Restricted Stock so issued on the anniversary of the date of issuance of such Restricted Stock. Provided that the Vendor shall provide written notification to the Parent and the Purchaser of its election not later than ninety (90) days prior to issuance of the Restricted Stock to the Vendor, the Vendor shall have the option to take up to forty percent (40%) of the Annual Restricted Stock Payment as a cash payment for equal value which shall be paid by the Purchaser in equal parts on the next three (3) anniversaries of Closing. The Parties agree that, in connection with the calculation of the number of Restricted Stock to be paid to the Vendor each year, the 10-day volume weighted average of the closing price of common shares of the Parent on the Nasdaq Stock Market, which is expressed in U.S. dollars, shall be converted to Euros based on the exchange rate of the date of payment, as calculated on the website 'www.xe.com’.

3.7	Deferred Performance-Based Purchase Price

Subject to Clause 8.2, additional deferred and performance-based parts of the Purchase Price shall be comprised as follows (the "Deferred Performance-Based Purchase Price"):

3.7.1	the Purchaser shall as per the thirty-first of January 2011, 2012 and 2013 be obligated to pay to the Vendor an amount in Euros equal to fifteen percent (15%) of the Group’s product revenue on a U.S. GAAP basis with respect to Qualifying EventIS Products (excluding SeaChange products) in excess of a twenty percent (20%) compound growth target based on the Group’s revenue in the twelve month period then ended as compared to the twelve month period ended January 31, 2010, which has been agreed by the Parties to be EUR 11,800,000. "Qualifying EventIS Products" shall mean services and/or proprietary products of the Group as of the date hereof, services and/or proprietary products developed solely by the Group subsequent to the Closing Date, as well as all services, third party software and third party hardware included in the sale of proprietary products of the Group.

As an example, if the Group’s product revenue with respect to Qualifying EventIS Products for the 12-month period ending January 31, 2010 is X, then the annual payment is paid on revenue exceeding (X*1.2) for the year ending January 31, 2011, (X*1.44) for the year ending January 31, 2012 and (X*1.73) for the year ending January 31, 2013;

3.7.2	the Purchaser shall as per the thirty-first of January 2011, 2012 and 2013 be obligated to pay to the Vendor an amount in Euros equal to ten percent (10%) of the U.S. GAAP revenue generated by the Group during the twelve month period then ended with respect to sales of SeaChange Qualifying Products to Qualifying Customers. "SeaChange Qualifying Products" means services and/or proprietary products of the Parent and its Affiliates (other than the Group) as of the Closing Date, services and/or proprietary products developed solely by the Parent and its Affiliates (other than the Group) subsequent to the Closing Date, as well as all services provided and all hardware related to said products. For purposes of clarity, SeaChange Qualifying Products shall not include ODG products or services. "Qualifying Customers" means customers that satisfy the following criteria: (i) all customers located in a country on the European continent (for purposes of clarity, not including the Middle-East), except for the customers listed in Schedule 3.7.2 attached hereto ("Reserved Customers"), (ii) customers located in a country outside of the European continent, provided that the Group has requested and the Parent has granted the Group written approval indicating that such customer shall be a Qualifying Customer for purposes hereof, and (iii) customers whose account sales responsibility is assigned in writing by an authorized officer of the Parent to the Group, referencing this Clause 3.7.2, indicating that such customer shall be a Qualifying Customer for purposes hereof. No amounts shall be payable by Purchaser to Vendor pursuant to this Clause 3.7.2 with respect to sales by either Media Power, SeaChange EMEA SARL or SeaChange EMEA LLP. The Parties hereto agree that, and the Parent shall procure that, if the Parent and its Affiliates (other than the Group) as of the Closing Date, during the period as from the Closing Date up to and including the thirty-first of January 2013, sell SeaChange Qualifying Products to Qualifying Customers, it shall be treated as though it was a sale by the Group of SeaChange Qualifying Products to Qualifying Customers for purposes of this Clause 3.7.2. In the event of such a sale, the Parent shall inform the Vendor thereof.

3.7.3	the Purchaser shall as per the thirty-first of January 2011, 2012, 2013 and 2014 be obligated to pay to the Vendor an amount in Euros equal to fifty percent (50%) of any Qualifying Net Proceeds that the Group has received on the basis of an entitlement solely relating to the years ended on the thirty-first of January 2011, 2012 and 2013, provided that the payment is received and/or netted against a cash payment due by the Group prior to 1 February 2014. "Qualifying Net Proceeds" shall mean cash received and/or netted against a cash payment due by the Group from third party sources unrelated to the sales of products and services related to the years ending on the thirty-first of January 2011, 2012 and 2013, netted for any costs and expenses to achieve said proceeds. For purposes of clarity, Qualifying Net Proceeds shall include government grants (federal, state, or local) or subsidies, as well as Tax refunds that result in an actual reduction in Tax payments of the Group; Qualifying Net Proceeds shall not include (i) amounts that otherwise would constitute Qualifying Net Proceeds but that were committed to be received by the Group prior to the Closing Date, and/or (ii) amounts received in connection with the sale of assets or equity or debt securities. For the avoidance of doubt, Qualifying Net Proceeds shall include – but shall not be limited to – WBSO, Op Zuid, Patentbox, Internationaal Innoveren and EU subsidies (such as Mediaplus and ITEA).

3.8	Determination of the Deferred Performance-Based Purchase Price

The Deferred Performance-Based Purchase Price shall be determined in accordance with the procedures, covenants and conditions set out in Schedule 3.8.

3.9	Security by Vendor

Except for a Breach of Clause 2 of Schedule 6.1 and a breach or violation by the Vendor of Clause 5.3.1, the Deferred Fixed Purchase Price and the Deferred Performance-Based Purchase Price shall form sole security for the Purchaser and/or the Parent in respect of the Vendor’s liability under this Agreement. The Purchaser has the right to withhold payment or to claim set-off of any payment to the extent of the respective amounts of the Deferred Fixed Purchase Price and the Deferred Performance-Based Purchase Price in accordance with Clause 8.

CLAUSE 4 CLOSING

4.1	Closing Venue

Closing shall take place at 14:00 hours on the Closing Date at the offices of AKD Prinsen Van Wijmen N.V., Orlyplein 10, 1043 DP Amsterdam, the Netherlands, unless otherwise agreed between the Parties in writing. At Closing the Parties shall do or cause to be done all such acts and execute all such documents as shall in the reasonable opinion of the Vendor and the Parent be necessary to fully effect the Transactions, including all of the actions referred to in Clause 4.2 up to and including Clause 4.10 in the following order.

4.2	Notary Letter

The Parties and the Notary shall sign and enter into an agreement containing the fund flows as per Closing as contemplated by the Parties and an instruction to the Notary by the Parties to effect payment in accordance with the provisions of the relevant agreement (the "Notary Letter").

4.3	Confirmation of Availability of Funds

The Notary shall confirm to the Vendor and the Parent, once it has received the entire Initial Purchase Price plus the Estimated Working Capital Adjustment, that said amount is available to the Notary.

4.4	Deliveries

	4.4.1	The Vendor shall deliver to the Purchaser:

		4.4.1.1	the shareholders’ register of the Company in which the transfer of the Shares to the Purchaser shall be registered;

		4.4.1.2	evidence of the successful implementation of the Restructuring in accordance with applicable law.

4.5	Deposit Agreement

The Parties and the Notary shall enter into the Deposit Agreement in the Agreed Form of Schedule 4.5.

4.6	Managing Directors

Subject to Closing, all of the managing directors (bestuurders) shall resign in writing from their positions as managing directors of the Company and/or the respective Group Companies, which written resignations shall be confirmed by the Company and/or the relevant Group Companies and all of the managing directors shall be granted full discharge (décharge) by the Company and/or the relevant Group Companies for their management of the Company, for the period prior to their resignation up to Closing, the Agreed Form of such shareholders’ resolutions is attached hereto as Schedule 4.6.

4.7	Restricted Stock Agreement

The Vendor and the Parent shall sign and enter into the Restricted Stock Agreement in the Agreed Form of Schedule 3.6.2.

4.8	Notaries Deed of Transfer

The Vendor and the Purchaser shall cause the Shares to be transferred through the execution of a notaries deed of transfer in the Agreed Form of Schedule 4.8, which deed will be executed before the Notary and shall contain the acknowledgement by the Company of such transfer.

4.9	Employment Agreements and Management Agreements

The Company or the respective Group Companies shall either sign and enter into an employment agreement or into a management agreement, as the case may be, with each of the Vendor Ultimate Shareholders, each employment agreement and/or management agreement in the Agreed Form of Schedule 4.9.

4.10	Transfer of Money

Upon fulfillment of the actions referred to in Clause 4.1 up to and including Clause 4.9, the Parties shall cause the Notary to wire transfer an amount equal to the Initial Purchase Price plus the Estimated Working Capital Adjustment to the Vendor’s bank account without any deduction or set-off.

4.11	Closing Actions taken before Closing

To the extent that any of the actions referred to in this Clause 4 shall have been taken before Closing, they shall be deemed to have been taken at Closing.

CLAUSE 5 POST-CLOSING COVENANTS

5.1	Further Actions

In the event that at any time after Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties shall take or cause to be taken all such required action, including the execution and delivery of such further instruments and documents, as may be reasonably requested by any other Party for such purposes or otherwise to complete or perfect the transactions contemplated by the abovementioned documents. Without limiting the generality of the foregoing, each of the Parties shall provide commercially reasonable efforts to assist the Parent in the preparation of the U.S. GAAP audited financial statements required to be filed by the Parent within seventy-five (75) days of the date hereof on a current report on Form 8-K with the U.S. Securities and Exchange Commission.

5.2	Employment Compensation Incentives

The Purchaser unconditionally and irrevocably agrees to pay upon the first anniversary of Closing to non shareholder employees of the Company and/or its Group Companies who remain employees of the Group as of such date employee bonuses in the aggregate an amount of EUR 250,000 (two hundred fifty thousand Euro). The distribution of the relevant amount to the employees shall be determined by Mr Erwin van Dommelen, one of the Vendor Ultimate Shareholders, or, should Mr. van Dommelen no longer be an employee of the Group as of such time, by Mr. Harry Koiter, or, should Mr. Koiter no longer be an employee of the Group as of such time either, by the Parent, with such list to be provided in writing to the Parent at least ninety (90) days prior to the first anniversary for review by the Parent. The Purchaser’s obligations pursuant to this Clause 5.2 shall be subject to compliance with applicable law.

This Clause is deemed to constitute an irrevocable third party clause (derdenbeding) for the benefit of each of the respective employees of the Company and/or the Group Companies so designated in accordance with the previous paragraph.

5.3	Noncompetition

	5.3.1	During the Noncompetition Period (as hereinafter defined), neither the Vendor nor each of the Vendor Parties will (i) with the exception of stockholdings or shares which are held by the Vendor or any of the Vendor Parties for purely financial investment purposes, directly or indirectly, as a stockholder, partner, member, manager, employee, consultant or other owner or participant in any person other than the Purchaser, its Affiliates, the Company or any of the Group Companies, engage in or assist any other person to engage in any Covered Business (as hereinafter defined) anywhere in the Covered Area (as hereinafter defined), (ii) directly or indirectly, solicit or endeavor to entice away from the Company or any Group Company, or offer employment or a consulting position to, or otherwise interfere with the business relationship of the Company or any Group Company with, any person who is, or was within the one-year period prior thereto, an employee of or consultant to the Company or any Group Company, and (iii) directly or indirectly, solicit or endeavor to entice away from the Company or any Group Company, endeavor to reduce the business conducted with the Company or any Group Company by, or otherwise interfere with the business relationship of the Company or any Group Company with, any person who is, or was within the one-year period prior thereto, a customer or client of, supplier, vendor or service provider to, or other person having business relations with, the Company or any Group Company.

	5.3.2	For purposes of this Clause 5.3, the following terms shall have the following meanings:

"Covered Area" means the geographic regions in which the Group operates, sells products or provides services on the Closing Date, as well as geographic regions which the Group plans to enter after Closing but in respect of which entries the Group has made investments prior to the Closing Date.

"Covered Business" means (i) any business in which the Company or any Group Company is engaged on the Closing Date and (ii) any business in which the Company or any Group Company plans to engage after the Closing and which business is in an advanced stage of development on the Closing Date.

"Noncompetition Period" means the period commencing as of the Closing and ending on the three (3) year anniversary of the Closing.

	5.3.3	In the event of a breach or violation by the Vendor or by any of the Vendor Parties of their respective obligations under Clause 5.3.1, and such breach or violation remaining unremedied by the Vendor or the relevant Vendor Party after seven (7) Business Days after having been notified by the Parent of the breach or violation, such party shall forfeit to the Parent, an immediately payable penalty of EUR 100,000 (one hundred thousand Euros) for any breach or violation of these provisions, and of EUR 5,000 (five thousand Euros), for each day such breach or violation continues, without limiting or prejudice to the Parent's right to also claim any Losses which it may incur as a consequence of such breach or violation. Neither the Vendor nor any of the Vendor Parties shall be jointly and severally liable towards the Parent for any obligation of any of the other parties with respect to a breach or a violation of their respective obligations under Clause 5.3.1, but the Vendor and each of the Vendor Parties shall only be liable towards the Parent for any breach or violation committed by itself.

5.4	Reasonable Restrictions

The Vendor and each Vendor Party (a) has carefully read and understands all of the provisions of this Agreement and has had the opportunity for this Agreement to be reviewed by counsel, (b) acknowledges that the duration, geographical scope and subject matter of Clause 5.3 and Clause 13 of this Agreement are reasonable and necessary to protect the goodwill, customer relationships, legitimate business interests, trade secrets and confidential and proprietary information of the Business, (c) acknowledges that the Parent and the Purchaser would not have closed the Transaction without the benefits contained in this Agreement, (d) will be able to earn a satisfactory livelihood without violating this Agreement and (e) understands that this Agreement is assignable by the Parent and the Purchaser and shall inure to the benefit of its successors and permitted assigns in accordance with Clause 15.4.

5.5	Company Intellectual Property

If the Vendor or any Vendor Party owns or shall at any time hereafter acquire any rights in any Company Intellectual Property, such Vendor Party shall, and hereby does, transfer all of its rights, title and interest in such Company Intellectual Property to the Company, and, to the extent such rights may not be transferable, such Vendor Party shall, and hereby does, to the extent permitted by law, renounce and waive all rights and claims relating to such Company Intellectual Property, all for no additional consideration. The Vendor and each Vendor Party shall execute and deliver such additional documents and instruments and take such other actions as the Parent or the Purchaser shall reasonably request to give effect to the provisions of this Section.

5.6	General Release

Effective as of the Closing, the Vendor and each Vendor Party voluntarily, knowingly and irrevocably releases and forever discharges the Company, the Group Companies and their respective officers, directors, managers, employees and Affiliates from any and all actions, agreements, amounts, claims, Losses, expenses, liabilities and obligations of every kind, nature or description, known or unknown, arising or existing prior to the Closing, except for any rights of such Vendor Party under this Agreement and any agreement entered into pursuant to this Agreement.

5.7	Vendor Parties’ undertakings

The Vendor Parties hereby undertake and agree towards the Parent and the Purchaser that they will not, during the period as from the Closing Date up to and including the thirty-first of January 2013, make any amendment or variation to the shareholders’ agreement concluded by and among them, as far as it relates to provisions that may affect the interests of the Parent and/or Purchaser, without the explicit prior written consent of the Parent, which consent shall not be unreasonably withheld.

5.8	Superseding Clauses

The Vendor and the Vendor Parties agree that the provisions of Clause 5.3, 5.4, 5.5, 5.6 and 5.7 will apply to the Vendor and the Vendor Party regardless of any other agreements to which the Vendor or Vendor Party, as applicable, is a party to with the Parent or its affiliates.

CLAUSE 6 WARRANTIES

6.1	Vendor’s Representations and Warranties

The Vendor hereby represents and warrants to the Parent, the Purchaser and the Group Companies that on the Closing Date, each of the Warranties set forth in Schedule 6.1 attached hereto, is true and accurate.

6.2	Exclusive Representations and Warranties

The Parties agree and acknowledge that the Warranties are the only warranties that the Vendor provides to the Parent, the Purchaser and the Group Companies, and the Parties hereby explicitly exclude the applicability of section 7:17 of the Dutch Civil Code (Burgerlijk Wetboek) ("DCC") and the Parent, the Purchaser and each of the Group Companies hereby waives any right to claim pursuant to said statutory provision.

6.3	Disclosed Information

The Parent and the Purchaser confirm that they have received the Information Memorandum, the Vendor Due Diligence Reports and have investigated the Data Room, acting in conjunction with its professional advisors, such as tax, legal, financial, accountancy and technical advisors, prior to the entering into of this Agreement.

6.4	No Warranties relating to the future

The Parent and the Purchaser acknowledge that the Vendor gives no representation, warranty or guarantee with respect to any projections, estimates or budgets relating to the future of the Group Companies or the Business.

6.5	Legal Successors

The Warranties shall also inure to the benefit of legal successors (rechtsopvolgers) that shall acquire the Shares, or part thereof.

6.6	No Knowledge of a Breach

The Purchaser and the Parent each confirm that as at the date hereof it or its professional advisers are not aware of a Breach.

CLAUSE 7	BREACH

7.1	Liability of the Vendor

In the event of a Breach, the Vendor shall be liable towards the Parent, or at the Parent’s discretion, to the Purchaser or the Group Companies, for the Losses incurred, whereby (i) the Parties agree that the amount of Losses shall be determined pursuant to sections 6:95 and 6:96 of the Dutch Civil Code, and (ii) the Losses incurred by the Group Companies shall be deemed to be Losses incurred by the Purchaser and the Parent, and vice versa.

7.2	Repayment Purchase Price

Any payments of Losses under this Clause 7 shall be deemed to be a partial repayment of the Purchase Price.

CLAUSE 8	LIMITATION OF VENDOR’S LIABILITY FOR BREACHES

8.1	Vendor’s Liability

The liability of the Vendor for compensation of Losses for a Breach will be limited as follows:

	8.1.1	the Vendor’s maximum aggregate liability under this Agreement, other than for a Breach of Clause 2 of Schedule 6.1, is limited to an amount equal to the Deferred Fixed Purchase Price and the Deferred Performance-Based Purchase Price, provided that any portion of the Deferred Fixed Purchase Price and/or the Deferred Performance-Based Purchase Price already received by the Vendor at the time it receives the relevant claim for Losses, shall in no event have to be repaid by the Vendor and the Vendor’s maximum aggregate liability under this Agreement is progressively decreased with an amount equal to any such amounts paid by the Purchaser;

	8.1.2	notwithstanding Clause 8.1.1, the liability of the Vendor for a Breach of Clause 5 of Schedule 6.1 shall survive the thirty-first January 2013 and remain EUR 1,200,000 (one million two hundred thousand Euros) until expiry of the statutory limitation period for such liability in the relevant jurisdiction plus three (3) months.

	8.1.3	the Vendor’s maximum aggregate liability for a Breach of Clause 2 of Schedule 6.1 is limited to the amount of the Purchase Price;

	8.1.4	no claim for liability for a Breach can be made unless and until an individual claim exceeds an amount of EUR 10,000 (ten thousand Euros) per Breach and unless and until the amount of all claims made in respect of Breaches exceeds an amount of EUR 250,000 (two hundred and fifty thousand Euros), in which event the Vendor shall be liable for the entire amount of Losses and not merely the excess; and

	8.1.5	the right to claim for a Breach will lapse:

		8.1.5.1	in respect of Taxes, upon expiry of the statutory limitation period for such liability in the relevant jurisdiction plus three (3) months;

		8.1.5.2	in respect of Clause 5.3, on the third anniversary of the Closing Date, notwithstanding the Noncompetition Period, if, prior to the close of business on the last Business Day of the Noncompetition Period, the Vendor has been notified of a Claim hereunder and such Claim has not yet been finally resolved or disposed of at such date, such Claim shall survive the aforesaid Noncompetition Period and shall remain a basis for compensation of Damages hereunder until such Claim is finally resolved or disposed of; and

		8.1.5.3	in all other cases, on the 31st of March 2011, provided that the Vendor’s liability for a Breach of Clause 2 of Schedule 6.1 will not be limited in time.

8.2	Sequence

In the event that a claim is submitted to the Vendor for Losses under this Agreement, any amount to be paid by the Vendor shall:

	8.2.1	first be withheld and deducted from the Deferred Fixed Purchase Price then next payable to Vendor; and

	8.2.2	second, if the amount of the Losses exceeds the amount of the Deferred Fixed Purchase Price, be deducted from the Deferred Performance-Based Purchase Price then next payable to Vendor.

8.3	Third Party Recovery

If the Parent, the Purchaser and/or the Group Companies or any other member of the Parent’s group of companies or affiliates recovers from a third party, including, for the avoidance of doubt, any Tax authority or insurance company, a sum that is directly related to Losses resulting from a Breach, the liability of the Vendor in respect thereof shall, without double counting, be reduced by the actual amount recovered from a third party.

8.4	No Liability

The Vendor shall not be liable for a Breach if:

	8.4.1	the Parent failed to notify the Vendor of a Breach within a reasonable period, as set forth in section 7:23 of the Dutch Civil Code – which the Parties agree to be thirty (30) Business Days – after the Breach became known to the Parent and/or the Purchaser,;

	8.4.2	the Accounts provide for a specific provision (voorziening) relating to such Breach, to the extent such provision covers the Losses as a consequence of such Breach;

	8.4.3	the Parent and/or the Purchaser on the date of this Agreement were aware of the facts and circumstances constituting or leading to the Breach and/or a claim for Losses under a Breach, on the basis of the Disclosed Information, provided that such facts and circumstances were apparent on the face of the documents comprising the Disclosed Information;

	8.4.4	to the extent the Breach would not have arisen, but for a change in the applicable legislation occurring after the Effective Date, or any amendment to or withdrawal of any practice or interpretation thereof, or a change in the rates, methods of calculation, basis, imposition or collection of Taxes, in each case effective after the Effective Date and whether or not such change, amendment or withdrawal purports to be effective retrospectively in whole or in part;

	8.4.5	to the extent that Losses resulting from such Breach solely arise from the Purchaser’s or the Parent’s failure to perform their respective obligations under this Agreement, including any breach of the Warranties of the Purchaser or the Parent, respectively; and/or

	8.4.6	the Breach is a result of a change after Closing in the accounting policies or practices of the Company.

8.5	Determination of Losses

In calculating the Vendor’s liability for a Breach and the amount of the Losses, any material adverse effect or other materiality qualifier contained in such representation or warranty will be disregarded, and such liability shall be reduced by the sum of the following economic benefits, if any, pertaining to that particular Breach:

	8.5.1	any amount recovered under an insurance policy or from third parties by the Parent, the Purchaser, the Company, or any member of the Group, with respect to the matter to which such claim relates;

	8.5.2	any relief from or deduction available to or benefit accruing to any member of the Group, the Parent or the Purchaser in respect of Taxes and actually arising by virtue of the Loss in respect of the Breach; and/or

	8.5.3	any indemnification, compensation or reimbursement received from a third party by the Parent, the Purchaser and/or any member of the Group, further to the Loss in respect of the Breach.

Upon receipt of any payments as mentioned in Clause 8.5, the Purchaser and/or the Company, in case such payments are for the benefit of a member of the Group, shall reimburse the Vendor for any payments previously made by the Vendor, in relation to liability for Breaches related to such payment, provided that the amount of any Losses then still owed by the Vendor to the Parent or the Purchaser in respect of such Breach shall be reduced by the amount determined pursuant to Clause 8.5.

8.6	No Double Claims

The Purchaser shall not be entitled to recover from the Vendor more than once in respect of the same Loss suffered.

8.7	No Contingent Liabilities

If and to the extent a Breach pertains to a contingent liability, the Vendor shall only be liable under this Agreement if and to the extent the liability is no longer contingent and has materialised.

8.8	Mitigating Losses Regarding Third Party Claims

Without prejudice to Clauses 10.1.2 or 10.2, if any claim of the Parent or the Purchaser under this Agreement is a result of or in connection with a liability or alleged liability to a third party, the Parent or the Purchaser, as applicable, shall take reasonable efforts to prevent or limit any Losses for which the Vendor may be liable as a consequence of such Breach.

CLAUSE 9	INDEMNIFICATION

9.1	Indemnity

The Vendor shall indemnify and hold the Parent, the Purchaser and its Affiliates, or, at the election of the Parent, the Company or any of the Group Companies (collectively, the "Indemnified Parties"), harmless (vrijwaren en schadeloos stellen) from any and all Losses arising out of or in connection with:

	(i)	all liability of the Group, the Parent or the Purchaser arising from the failure to complete in accordance with applicable law the transactions contemplated pursuant to that certain Master Restructuring Agreement dated as of April 6, 2009, by and among the Vendor Parties;

	(ii)	all liability of the Group, Parent or Purchaser or any of their respective directors or managing directors arising from the Group’s failure to timely file its 2004 annual accounts;

	(iii)	any and all Losses arising from any employee claim to (i) additional benefits or bonuses due to unlawful distinction among employees or (ii) an acquired right to a bonus despite such employee’s failure to meet bonus eligibility criteria for a given period;

	(iv)	any and all Losses arising from the failure of the Company or any Group Company to comply with the Dutch Working Hours Act (Arbeidstijdenwet) with respect to required resting periods following on-call duties;

	(v)	any and all Losses arising from the failure of the Group to accrue for long term disability benefits;

	(vi)	any and all Losses arising from the failure of the Group to obtain VAR statements with respect to self-employed individuals predominantly employed by the Company;

	(vii)	any and all Losses arising from the failure of Vendor Party owned management companies to pay relevant Taxes prior to Closing;

	(viii)	any and all Losses arising from the fact that a contractor agreement existing on or prior to the Closing Date is deemed to be an employment agreement and not a contractor agreement, including the "Be&C Agency Agreement", the "EventIS NZ Agency Agreement" or the "Rooney Consulting Agency Agreement";

	(ix)	any and all Losses resulting from challenges to the Group’s sole ownership of the Intellectual Property relating to the CASIS product, as such exists on the Closing Date;

	(x)	any and all Losses arising from the Group’s use of the GNU General Public License (GPL) included in the Group’s products prior to the Closing Date;

	(xi)	any and all Losses arising from different profit recognition or valuation methods for Taxes due to lack of (sufficient) work in progress positions of the Company and/or the Group Companies for the period prior to Closing;

	(xii)	any and all Losses arising from the improper capitalization or improper non-capitalization of intellectual property rights of the Company and/or the Group Companies for the period prior to Closing; and

	(xiii)	any and all losses arising from the choice of Erwin van Dommelen Beheer B.V. and Harry Koiter Beheer B.V. to sign and enter into a management agreement instead of an employment agreement, including any amounts required to be paid in addition to those specified in Article 3 thereunder;

(i) to (xiii) of this Clause 9.1, collectively, the "Indemnified Events". With regard to the indemnification under (xiii) of this Clause 9.1, the Parent, the Purchaser and its Affiliates, or, at the election of the Parent, the Company or any of the Group Companies, shall be, at the election of the Parent, fully indemnified and held harmless by Erwin van Dommelen Beheer B.V., Harry Koiter Beheer B.V., Erwin van Dommelen and/or Harry Koiter from any and all Losses arising out of, or in connection with, this specific indemnification.

This Clause is deemed to include an irrevocable third party clause (derdenbeding) for the benefit of the Company and each of the Group Companies.

9.2	Limitations of Liability

The Parties agree that the limitations of Vendor’s liability as set forth in Clauses 8.1.4 and 8.1.5 do not apply to the indemnities set forth in this Clause 9. The investigations carried out by, or information furnished to the Purchaser or representatives or advisers of each shall not relieve the Vendor from its liability under Clause 9, nor shall such investigation or information prejudice or mitigate in any way the right of the Parent or the Purchaser to make a claim relating to an Indemnified Event.

CLAUSE 10 TREATMENT OF CLAIMS

10.1	Treatment of Claims

If the Parent or the Purchaser becomes aware of a Breach or an Indemnified Event, the Parent shall:

	10.1.1	within a reasonable period of time, as set forth in section 7:23 of the Dutch Civil Code – which the Parties agree to be thirty (30) Business Days – after the Breach or Indemnified Event became known to the Parent and/or the Purchaser, deliver written notice in accordance with Clause 15.1, which written notice shall contain full details of such Breach or Indemnified Event, including the nature and amount of the claim and such other specifics as reasonably requested by the Vendor;

	10.1.2	take such actions as the Vendor may reasonably request to avoid, dispute or mitigate any claim or matter which would give rise to a Breach or an Indemnified Event, unless the Parent’s commercial interests reasonably require otherwise;

	10.1.3	take such actions as may in the reasonable opinion of the Parent be required to diminish the adverse effect of a Breach or an Indemnified Event on the Company, the Group, the Business or the business of the Parent, such actions to be in consultation with the Vendor; and

	10.1.4	where a time limit applies to a claim giving rise to a liability or a potential liability under the Agreement, the Parent and the Purchaser shall use reasonable efforts to ensure that such time limit (whether for appeal or otherwise) is complied with (unless otherwise instructed by the Vendor).

10.2	Treatment of Third Party Claims

If a claim of the Parent or the Purchaser for a Breach or an Indemnified Event is based on a claim by a third party against an Indemnified Party (for the purposes of this Clause 10.2 referred to as: the "Third Party Claim"), the following shall apply:

	10.2.1	the Parent shall notify the Vendor in writing of the Third Party Claim as soon as reasonably possible after becoming aware of the Third Party Claim. The Parent shall invite the Vendor to a meeting to discuss the Third Party Claim;

10.2.2	the Vendor shall be entitled, at its sole discretion, to notify the Parent in writing of its intention to and to subsequently take action or defend or settle the Third Party Claim, provided that the Vendor accepts and acknowledges its liability towards the Parent under such Third Party Claim;

10.2.3	if and when the Vendor takes over the defence of a Third Party Claim, the Parent shall leave the conduct of the Third Party Claim entirely to the Vendor, provide the Vendor with reasonable assistance to conduct the Third Party Claim on behalf of the Parent, the Purchaser, the Company and/or the relevant Group Company, including granting the Vendor with the necessary powers of attorney ((proces-)volmachten), and the Vendor shall regularly update the Parent and consult with the Parent as to the defence strategy regarding the Third Party Claim, provided, that (i) the Parent may participate in any such Third Party Claim with counsel of its choice and at its expense, (ii) the Parent, at any time when any Third Party Claim is having or could reasonably be expected to have a material adverse effect on the Parent and its Affiliates, taken as a whole, may assume the defence and otherwise deal with such Third Party Claim in good faith, with counsel of its choice, and (iii) at any time when a Third Party Claim relates to any criminal proceeding, indictment or investigation, the Parent may assume the defence of such Third Party Claim if the Vendor does not provide the Parent with the written notice contemplated by Clause 10.2.2 electing to assume the defence of a Third Party Claim, the Parent shall take reasonable action to defend the Third Party Claim, provided that and notwithstanding Clause 10.1.2 and 10.1.3:

	10.2.3.1	without prejudice to Clause 10.1.2, regularly update the Vendor and consult with the Vendor as to the defence strategy regarding the Third Party Claim; and

	10.2.3.2	all reasonable costs of the defence of such Third Party Claim shall constitute Losses;

10.2.4	none of the Parties may enter into a settlement of any Third Party Claim without the written consent of the respective other Party unless such settlement provides the latter Party with a full release from such Third Party Claim and does not require such Party to pay any amount or to agree to any restriction upon its future activities, and both Parties shall take the interests of the respective other Party into consideration; and

10.2.5	notwithstanding the aforegoing, each Party may take over the defence and prosecution of a Third Party Claim from the respective other Party if such other Party has failed or is failing to vigorously prosecute or defend such Third Party Claim.

CLAUSE 11 PARENT’S WARRANTIES

11.1	Representations and Warranties of the Parent

The Parent hereby represents and warrants to the Vendor that on the date of the Agreement and on the Closing Date each of the following statements set forth below (the "Parent’s Warranties") is true and accurate:

	11.1.1	the Parent is a corporation, duly incorporated and validly existing under the laws of the jurisdiction of its incorporation;

11.1.2	the Parent has the requisite power and authority (corporate and other) to enter into and execute the Agreement and to consummate the transactions contemplated herein. The execution of the Agreement and the consummation of the transactions herein have been duly and validly authorised and approved by all necessary corporate actions on behalf of the Parent, and no other proceedings are necessary to authorise the Parent entering into the Agreement or the consummation of the transactions contemplated herein;

11.1.3	the Agreement constitutes the legal, valid and binding obligations of the Parent, enforceable in accordance with its terms;

11.1.4	the execution and performance of the Agreement by the Parent and the Parent’s compliance with the transactions contemplated herein shall not:

	11.1.4.1	conflict with any provision of the certificate of incorporation, by-laws or other constituent documents of the Parent, or any resolution of its board of directors or of its shareholders; and

	11.1.4.2	violate any binding obligations of the Parent, or any statute, law, rule, regulation, order, writ, injunction, judgement, award, or decree or any court, arbitrator, stock exchange or (other) governmental authority;

11.1.5	the Parent has arranged on an unconditional basis all necessary financing or has sufficient funds available to it to enter into and consummate this Agreement, as well as to perform all obligations in connection therewith;

11.1.6	other than as explicitly provided for in this Agreement, no consent, approval, order or authorisation of, or registration with, declaration or filing with, any person, (governmental) body or authority, and/or entity is required on the part of the Parent in connection with the execution and delivery and consummation of this Agreement;

11.1.7	the Parent is not subject to any form of bankruptcy, liquidation, receivership, administration, arrangement or scheme with creditors, moratorium, interim or provisional supervision by a court or court appointee, whether in the jurisdiction of the place of control or incorporation (if elsewhere), and whether in or out of court;

11.1.8	all forms, reports, schedules, statements, exhibits and other documents – including pursuant to Item 601(b)(10) of Regulation S-K - required to be filed with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") (such documents collectively, the "SEC Documents") have been duly and timely filed with the SEC by the Parent and its subsidiaries under the Securities Act and the Exchange Act; and/or

11.1.9	the SEC Documents filed by the Parent and/or its Affiliates comply with the applicable requirements of the Securities Act and the Exchange Act, and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were or will be made, not misleading. To the best knowledge of Parent, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, regarding the Parent.

11.2	Security by Parent

As security for the Purchaser’s obligations towards the Vendor under this Agreement, the Parent hereby:

	11.2.1	guarantees as its own direct, primary, unconditional and irrevocable obligation to the Vendor, the payment and performance when due of all amounts and all obligations of the Purchaser under this Agreement or any agreement ancillary hereto; and

	11.2.2	hereby undertakes, represents and warrants to the Vendor that it shall maintain its cash reserves at a level sufficient to pay the Deferred Fixed Purchase Price and the Deferred Performance-Based Purchase Price to the Vendor in full when due.

11.3	The Parent shall be jointly and severally liable (hoofdelijk aansprakelijk) for the Purchaser’s obligations under this Agreement or any agreement ancillary hereto and the obligations of the Parent under Clause 11.2:

	11.3.1	constitute the Parent’s direct, primary and unconditional obligations to pay on demand any sum which the Purchaser is required to pay under this Agreement and to perform on demand any obligation of the Purchaser under this Agreement without requiring the Vendor first to take steps against the Purchaser or any other person; and

	11.3.2	shall not be affected by any matter or thing which, but for this provision, might operate to affect or prejudice those obligations, including without limitation:

		11.3.2.1	any time or indulgence granted to the Purchaser or any other person; or

		11.3.2.2	the exercise, variation, renewal or release of, or refusal or neglect to perfect or enforce any right, remedy or security against the Vendor or any other person.

CLAUSE 12 PURCHASER’S WARRANTIES

12.1	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Vendor that on the date of the Agreement and on the Closing Date each of the following statements set forth below (the "Purchaser’s Warranties") is true and accurate:

	12.1.1	the Purchaser is a private company with limited liability, duly incorporated and validly existing under the laws of the jurisdiction of its incorporation;

	12.1.2	the Purchaser has the requisite power and authority (corporate and other) to enter into and execute the Agreement and to consummate the transactions contemplated herein. The execution of the Agreement and the consummation of the transactions herein have been duly and validly authorised and approved by all necessary corporate actions on behalf of the Purchaser, and no other proceedings are necessary to authorise the Purchaser entering into the Agreement or the consummation of the transactions contemplated herein;

12.1.3	the Agreement constitutes the legal, valid and binding obligations of the Purchaser, enforceable in accordance with its terms;

12.1.4	the execution and performance of the Agreement by the Purchaser and the Purchaser’s compliance with the transactions contemplated herein shall not:

	12.1.4.1	conflict with any provision of the articles of association (including by-laws) or other constituent documents of the Purchaser, or any resolution of its supervisory board, management board or other corporate governing body or of its shareholders, or certificate holders; and

	12.1.4.2	violate any binding obligations of the Purchaser, or any statute, law, rule, regulation, order, writ, injunction, judgement, award, or decree of any court, arbitrator, stock exchange or (other) governmental authority.

12.1.5	the Purchaser has arranged on an unconditional basis all necessary financing or has sufficient funds available to it to enter into and consummate this Agreement, as well as to perform all obligations in connection therewith;

12.1.6	other than as explicitly provided for in this Agreement, no consent, approval, order or authorisation of, or registration with, declaration or filing with, any person, (governmental) body or authority, and/or entity is required on the part of the Purchaser in connection with the execution and delivery and consummation of this Agreement; and

12.1.7	the Purchaser is not subject to any form of bankruptcy, liquidation, receivership, administration, arrangement or scheme with creditors, moratorium, interim or provisional supervision by a court or court appointee, whether in the jurisdiction of the place of control or incorporation (if elsewhere), and whether in or out of court.

CLAUSE 13 CONFIDENTIALITY

13.1	Confidential Treatment

Without prejudice to their obligations under the Confidentiality Agreement and subject to Clause 13.2 and Clause 14, each of the Parties shall treat as strictly confidential all information received or obtained as a result of entering into or performing the Agreement which relates to:

	13.1.1	the negotiations relating to the Agreement or any document referred to in the Agreement;

	13.1.2	the provisions or subject matter of the Agreement or any document referred to in this Agreement; and/or

	13.1.3	in the case of the Vendor: the Parent and the Purchaser and in the case of the Parent and the Purchaser: the Vendor.

At all times following the Closing, neither the Vendor nor any Vendor Party shall, directly or indirectly, disclose, divulge or make use of any trade secrets or other information of a business, financial, marketing, technical or other nature pertaining to the Purchaser, the Group, any of their respective Affiliates or the Business, including information of others that the Parent, the Purchaser, the Company or any Group Company has agreed to keep confidential.

13.2	Exceptions

The obligations of the Parties under this Clause shall not apply in respect of disclosure of such information in the following circumstances:

	13.2.1	to professional advisors, provided that such advisors are subject to a confidentiality undertaking similar to this Clause 13;

	13.2.2	as required by any applicable law, regulation, court order and/or in arbitrational proceedings, including without limitation in order to make such disclosures as required under applicable securities legislation or as a Party or its Affiliates deem appropriate for the purpose of complying with applicable securities legislation, it being acknowledged and agreed that the Parent shall be obligated to file a copy of this Agreement with the United States Securities and Exchange Commission;

	13.2.3	where such information is deemed to be generally known or already in the public domain prior to the signing date of this Agreement other than as a result of a breach of any undertaking or duty of confidentiality by that Party; and/or

	13.2.4	in order to enforce any right or remedy or assert any defence a Party may have if, in the opinion of the Party’s counsel, such disclosure is legally required and provided further that if the disclosing Party proposes to make any such disclosure based upon its counsel’s opinion, such Party will use its best efforts to assure that confidential treatment will be accorded to the information and/or documents in question.

provided that any such information disclosed pursuant to Clause 13.1 and 13.2 shall be disclosed only after consultation (where practicable) with the other Party.

CLAUSE 14 ANNOUNCEMENTS

14.1	Announcements by Parties

Subject to Clause 14.2, and without prejudice to Clause 14, no Party shall make or issue at any time after Closing any announcement, notification, circular or other publicity relating to any matter referred to in the Agreement ("Announcement") without the other Parties’ prior written consent to the form and content of such Announcement.

14.2	Exceptions

Clause 14.1 does not apply to any Announcement:

14.2.1	required by the laws of any relevant jurisdiction or by the rules or regulations of any recognised securities exchange or of any regulatory or governmental body or that a Party or its Affiliates deem appropriate for the purpose of complying with the rules or regulations of any recognised securities exchange or of any regulatory or governmental body. In such an event, the Party making or sending the Announcement shall, as far as practicable, consult with the other Party as to the form and content of such Announcement. In the event that both Parties are separately required to make or send such Announcement, they will make or send it simultaneously; or

14.2.2	which is in the Agreed Form made or sent by or on behalf of the Parent after Closing, advising the press, employees, customers, suppliers, advisors or agents of the Company of the change in control of the Company.

CLAUSE 15 MISCELLANEOUS

15.1	Notifications

All communications, notices and disclosures required or permitted by this Agreement shall be in writing and shall be given by hand delivery, by prepaid registered or certified mail (with return receipt requested), by an established overnight courier providing proof of delivery or by facsimile, addressed as follows, unless and until any party notifies each other party in accordance with this Clause 15.1 of a change of address:

15.1.1	If to Vendor:

Attn:	Erwin van Dommelen
Address:	Ventise Holding B.V., Hulst 16, 5507 MH Veldhoven
Fax:	+31 (40) 248 8179

With a copy to (which shall not constitute notice):
Attn:	Gerhard Nusteling / Vincent Bettonville
Address:	AKD Prinsen van Wijmen N.V., Orlyplein 10, 1043 DP Amsterdam
Fax:	+31 (88) 253 5260

15.1.2	If to Parent or Purchaser:

Attn:	William C. Styslinger, III
Address:	SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts 01720
Fax:	+1 (978) 897-9590

With a copy to (which shall not constitute notice):

Attn:	William B. Asher
Address:	Choate, Hall & Stewart LLP, Two International place, Boston, MA 02110
Fax:	+1 (617) 248-4000

15.2	Civil Notary

The Purchaser acknowledges that the Notary is associated with AKD Prinsen Van Wijmen N.V. and that it is aware of the guidelines concerning associations between civil law notaries (notarissen) and attorneys-at-law (advocaten) as established by the Board of the Royal Professional Organization of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie). The Purchaser explicitly agrees that the Vendor is represented by AKD Prinsen Van Wijmen N.V. in any matter relating to this Agreement and any disputes in connection therewith.

15.3	Purchaser Acting as Principal

The Purchaser entered into this Agreement as a principal and not on behalf of any third party, as an agent, broker, or otherwise, and the Purchaser shall consummate the Transactions for its own risk and account.

15.4	No Assignment or Transfer

None of the Parties shall assign or transfer, or purport to assign or transfer, any of their rights and/or obligations, in part or in whole, under the Agreement without the prior written consent of the other Party.

Notwithstanding the provisions of this Clause 15.4, the Parent or the Purchaser shall be entitled to assign its rights and obligations under this Agreement to any member of Parent's group in conjunction with a transfer of shares in the Company, and Vendor hereby agrees to cooperate with such assignment, provided that (i) the Parent and/or the Purchaser give prior notice to the Vendor of such assignment, and (ii) the Parent and the Purchaser remain jointly and severally liable (hoofdelijk aansprakelijk) for the obligations towards the Vendor under this Agreement.

15.5	Costs

The Parties shall each pay their own costs, charges and expenses in relation to the negotiation, preparation, execution and implementation of the Agreement and the sale and purchase of the Shares. The Purchaser shall bear the Notary’s costs.

15.6	Entire Agreement

The Agreement constitutes the entire agreement and understanding between the Parties with respect to its subject matter and replaces and supersedes all prior agreements, arrangements, undertakings or statements regarding the present subject matter, including but not limited to the memorandum of understanding dated 16 June 2009, as amended.

15.7	No Rescission, No Nullification

Other than as provided for in the Agreement, the Agreement may not be rescinded (ontbonden) or nullified (vernietigd) in whole or in part and the Parties hereby acknowledge and agree that articles 6:265 and 6:228, as well as title 1 of Book 7 of the DCC – save for section 7:23 – shall not be applicable to the Agreement after Closing.

15.8	Amendments

No variation of the Agreement shall be effective unless made in writing and signed by or on behalf of each of the Parties.

15.9	Invalid Provisions

If part of the Agreement is or becomes invalid or non-binding, the Parties shall remain bound to the remaining part. The relevant parties shall in that event replace the invalid or non-binding part by provisions, which are valid and binding, and the effect of which, given the contents and purpose of the Agreement, is to the greatest extent possible similar to the invalid or non-binding part.

15.10	No Implied Waiver; No Forfeit of Rights

No failure to exercise and no delay in exercising any right or remedy in connection with the Agreement by a Party shall operate as a waiver or a forfeiture of that right or remedy. No single or partial exercise of any right or remedy under this Agreement by a Party shall preclude any other or further exercise of that right or remedy or the exercise of any other right or remedy.

15.11	Third Party Clause

No Clause or provision of the Agreement shall be deemed to constitute a third party clause, except as explicitly provided for otherwise.

15.12	Counterparts

This Agreement may be signed in any number of counterparts, each of which shall be an original, but only all of which, when taken together, shall constitute one and the same document.

15.13	The Company

The Company will sign this Agreement evidencing its acceptance and acknowledgement of the relevant provisions of this Agreement, as well as confirming that it shall duly and promptly observe the provisions of this Agreement that relate to it and - as far as possible - give full force and effect to this Agreement according to its spirit and intention.

15.14	The Vendor Parties

Each of the Vendor Parties will sign this Agreement evidencing its acceptance and acknowledgement of its rights and obligations – and solely and exclusively for such purposes – under Clauses 4.9, 5.3, 5.4, 5.5 , 5.6 , 5.7 and 5.8 of this Agreement.

CLAUSE 16 GOVERNING LAW AND JURISDICTION

16.1	Governing Law

The Agreement, any agreements resulting herefrom and the (negotiation) process prior thereto shall be governed by and construed in accordance with the laws of the Netherlands.

16.2	Domicile

For the purpose of the serving of legal documents in relation to litigation, the Parties choose domicile at the addresses mentioned in Clause 15.1.

16.3	Jurisdiction

Notwithstanding the competence of the Amsterdam court in summary proceedings (voorzieningenrechter) (and with the exception of disputes regarding settlement of the Working Capital Adjustment or the Deferred Performance-Based Purchase Price which are addressed in Schedule 3.5.1 and Schedule 3.8, respectively), any and all disputes arising from or in connection with this Agreement or any other agreement in continuation of this Agreement, shall be settled by mutual consultation between the Parties in good faith as promptly as possible, but failing an amicable settlement, shall be settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute. The arbitral tribunal shall be composed of three (3) arbitrators, the place of arbitration shall be Amsterdam, the Netherlands, and the arbitral procedure shall be conducted in the English language. Consolidation of the arbitral proceedings with other arbitral proceedings pending in the Netherlands, as provided in section 1046 of the Dutch Code of Civil Procedure, is excluded.

(signature pages to follow)

THUS AGREED UPON AND SIGNED on 1 September 2009.

/s/ Erwin van Dommelen

Ventise Holding B.V.
By:	Mr E.J. van Dommelen
Its:	managing director
/s/ W.A.C. van der Heijden

Ventise Holding B.V.
By:	Mr W.A.C. van der Heijden
Its:	managing director

/s/ William C. Styslinger, III

SeaChange B.V.
By:	Mr W. C. Styslinger, III
Its:	proxy holder

/s/ William C. Styslinger, III

Seachange International Inc.
By:	Mr W. C. Styslinger, III
Its:	director

With reference to Clause 15.13 hereof:

/s/ Erwin van Dommelen

EventIS Group B.V.
By:	Mr E.J. van Dommelen
Its:	managing director of Erwin van
Dommelen beheer B.V., managing
director of eventIS Group B.V.

(2nd signature page to follow)

With reference to Clause 15.14 hereof:

/s/ Erwin van Dommelen

ERWIN VAN DOMMELEN BEHEER B.V.
By:	Mr E.J. van Dommelen
Its:	managing director
/s/ Harry Koiter

HARRY KOITER BEHEER B.V.
By:	Mr H. Koiter
Its:	managing director

/s/ J.L.M. Verhoeven

CAPTIVE B.V.
By:	Mr J.L.M. Verhoeven
Its:	managing director

/s/ W.A.C. van der Heijden

K30 SOFTWARE B.V.
By:	Mr W.A.C. van der Heijden
Its:	managing director of K30
Automatisering B.V., managing
director of K30 Software B.V.

/s/ J. Venema

XALJOX B.V.
By:	Mr J. Venema
Its:	managing director
/s/ S. Marzban

MARZBAN MANAGEMENT LTD.
By:	Mr S. Marzban
Its:	managing director

/s/ Erwin van Dommelen

MR E.J. VAN DOMMELEN
/s/ Harry Koiter

MR H. KOITER

2

/s/ J.L.M. Verhoeven

MR J.L.M. VERHOEVEN

/s/ W.A.C. van der Heijden

K30 AUTOMATISERING B.V.
By:	Mr W.A.C. van der Heijden
Its:	managing director

/s/ W.A.C. van der Heijden

MR W.A.C. VAN DER HEIJDEN
/s/ J. Venema

MR J. VENEMA

/s/ K. Seiler

MR K. SEILER
/s/ P. Hahn

MR P. HAHN

/s/ S. Marzban

MR S. MARZBAN

3

SCHEDULE 1.1

(DEFINITIONS)

Accounting Principles:	the accounting practices and principles applied on a consistent basis by the Company over the previous three (3) financial years based on generally accepted accounting practices and principles in the Netherlands as in force as per Accounts Date;

Accounts Date:	31 December 2008;

Accounts:	the Group’s pro forma consolidated accounts over the financial year 2008, including the notes to the accounts (toelichting op de jaarrekening) and the management report (jaarverslag);

Affiliate:	in relation to a specified person, a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified;

Agreed Form:	in relation to any document, the draft of such document which is either annexed to the Agreement and which is initialled by the Parties by way of their agreement in relation to such draft document, or is agreed later, in writing, between the relevant Parties;

Agreement:	this agreement regarding the sale and purchase of the Shares including all Schedules and Annexes thereto;

Announcement:	as defined in Clause 14.1;

Annual Cash Payment:	as defined in Clause 3.6.1;

Annual Restricted Stock Payment:	as defined in Clause 3.6.2;

Assets:	as defined in Clause 9.1 of Schedule 6.1;

Be&C Agency Agreement:	agreement by and between the Company and Delphine Calvini;

Breach:	a breach by the Vendor of this Agreement, and/or a breach of any of the Warranties as set forth in Clause 6.1;

Business Day:	9 a.m. to 5 p.m. on any day (other than a Saturday or Sunday) on which banks are open for normal banking business in Amsterdam, the Netherlands;

Business:	as defined in Recital (C);

1

Clause:	each clause to this Agreement;

Closing Date:	shall be 1 September 2009;

Closing:	consummation of the transactions contemplated by this Agreement in accordance with Clause 4;

Company Intellectual Property:	Intellectual Property owned or used by the Company or any Group Company;

Company:	EventIS Group B.V.;

Confidentiality Agreement:	the confidentiality agreement executed by the Vendor and the Parent dated March 2009;

Covered Area:	as defined in Clause 5.3.2;

Covered Business:	as defined in Clause 5.3.2;

Data Room:	as defined in Recital (D);

DCC:	Dutch Civil Code (Burgerlijk Wetboek);

Deferred Fixed Purchase Price:	as defined in Clause 3.6;

Deferred Performance-Based Purchase Price:	as defined in Clause 3.7;

Deferred Purchase Price Dispute Notice:	as defined in section 1.1.3 of Schedule 3.8;

Deposit Agreement:	the agreement between the Parent, the Vendor and the Notary in the Agreed Form of Schedule 4.5, to be executed by the relevant parties as per Closing, pursuant to which a digital video disk (DVD), containing all Data Room information, will be deposited with and held in escrow on behalf of the Parties by the Notary;

Disclosed Information:	the information disclosed in the Information Memorandum, the Vendor Due Diligence Reports, the Data Room and the Agreement,;

Dispute Notice:	as defined in section 1.2 to Schedule 3.5.1;

Effective Date:	being the same date as Closing Date;

Environmental Regulation:	means any law, statute, regulation, decree or other statutory regulation issued by any regulatory body such as a supranational, national, provincial, or municipal body or by a corporate body entrusted with a public mission, that relates to the protection of the environment, including but not limited to air, water and soil, and/or nature;

Employees:	as defined in Clause 11.1 of Schedule 6.1;

Employee Benefit Plan:	means any bonus, profit sharing, savings, redundancy and/or exit arrangement, share option and/or stock appreciation rights scheme and/or share repurchase scheme;

2

Encumbrance:	any encumbrance or security interest whatsoever including (without limitation) any mortgage, pledge, option right, priority right, retention right, charge, usufruct or lien;

Estimated Working Capital Adjustment:	the balance of (i) the Estimated Working Capital, less (ii) the Target Working Capital, being a negative amount if the Estimated Working Capital is less than the Target Working Capital and a positive amount if the Estimated Working Capital is greater than the Target Working Capital;

Estimated Working Capital:	as defined in Clause 3.3;

EventIS NZ Agency Agreement:	agreement by and between the Company and Cees van Egmond;

Exchange Act	as defined in Clause 11.1.8;

Group Companies:	EventIS Interactive Solutions B.V., EventIS GmbH, EventIS UK Limited, EventIS B.V., EventIS Software Solutions B.V.;

Group:	as defined in Recital (C);

Indemnified Events:	as defined in Clause 9.1;

Indemnified Parties:	as defined in Clause 9.1;

Information Memorandum:	as defined in Recital (D);

Information Technology:	means all computer systems, including but not limited to, hardware, (embedded) software, network and communication systems, data bases, data files, and any and all associated documentation and materials, which at or before the Closing Date are used by the Company or any of the Group Companies;

Initial Purchase Price:	as defined in Clause 3.2;

Intellectual Property:	all intellectual property rights of every kind including all (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof, (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof, (iv) computer software, data, data bases and documentation thereof, (v) trade secrets and other confidential or proprietary information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (vi) World Wide Web addresses and domain name registrations, (vii) works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works and any rights in semiconductor masks, layouts, architectures or topography, (viii) goodwill associated with any of the foregoing, and (ix) Information Technology;

3

IP License:	as defined in Clause 10.1 of Schedule 6.1;

Losses:	all damages (including reasonable attorneys’ fees and costs of investigation) on account of a Breach;

Material Agreement:	as defined in section 6.3 of Schedule 6.1;

Noncompetition Period:	as defined in clause 5.3.2;

Non-Owned Property:	as defined in section 7.2 of Schedule 6.1;

Notary Letter:	as defined in Clause 4.2;

Notary:	a civil law notary of the offices of AKD Prinsen Van Wijmen N.V., Amsterdam, the Netherlands, or any other civil law notary appointed by the Vendor;

Parent’s Warranties:	the representations and warranties given by the Parent to the Vendor, set forth in Clause 11.1;

Parties:	the Vendor, the Parent and the Purchaser;

Permits and Licenses:	means all public and private licenses, permits, permissions, leaves, authorizations, approvals, exemptions, dispensations, however named, required for the Company and the Group Companies to conduct their businesses, and to continue conducting their businesses in the place and in the manner the businesses are currently conducted and as the Company and the Group Companies intend to conduct them;

Publicly Available Software:	as defined in Clause 10.10 of Schedule 6.1;

Purchase Price:	as defined in Clause 3.1;

4

Purchaser’s Warranties:	the representations and warranties given by the Purchaser to the Vendor, set forth in Clause 12.1;

Qualifying EventIS Products:	as defined in Clause 3.7;

Real Estate Leases:	as defined in Clause 7.4 of Schedule 6.1;

Required Consents:	as defined in Clause 2.5 of Schedule 6.1;

Restricted Stock Agreement:	as defined in Clause 3.6.2;

Restructuring:	as defined in Recital (B);

Retirement Benefit Arrangement:

means any arrangement, whether collective or individual, irrespective in which format and irrespective of origin (including but not limited to collective (labour) agreements, individual (employment) agreements, social plans, redundancy pay schemes and early retirement schemes), under which the Company or any of the Group Companies makes payments for providing retirement, death, disability, leaving service or life assurance benefits;

Rooney Consulting Agency Agreement:	agreement by and between the Company and Sean Rooney;

Schedule:	each schedule to this Agreement;

SEC:	as defined in Clause 11.1.8;

SED Documents:	as defined in Clause 11.1.8;

Securities Act:	as defined in Clause 11.1.8;

Shares:	the 360 ordinary shares with a nominal value of EUR 50 each in the capital of the Company, together constituting one hundred per cent (100%) of the issued share capital of the Company;

Target Working Capital:	the anticipated amount of the Working Capital determined by the Parties at EUR 3,000,000 (three million Euros);

Tax Authority:

means any taxing or other authority competent to impose any liability in respect of Taxes or responsible for the administration and/or collection of Taxes or enforcement of any law in relation to Taxes;

Tax or Taxes:

means all taxes, social security charges, contributions, duties and other levies of whatever nature, separately or jointly due to, payable to, levied by, imposed upon by, claimed to be owed to, awarded by or held responsible for by any supranational, national, federal, state, provincial, municipal, local, foreign or other authority having the power to tax, including but not limited to corporate income tax, such tax taken to include surtax, wage tax, value added tax, social security contributions and employee social security contributions, income tax, tax on profits, tax on gross receipts, license tax, payroll tax, employment tax, customs and excise duties, tax on severance payments, stamp duty, occupation levies, premium tax, windfall profit tax, environmental taxes and duties, capital tax and other legal transactions taxes, franchise tax, withholding tax, tax on disability or unemployment payments, real property tax, personal property tax, sales tax, tax based on use, transfer tax, registration tax, municipal tax, estimated or preliminary tax, or any other tax of any kind whatsoever, including any interest, penalties, or other additions thereto, whether disputed or not;

5

Third Party Claim:	as defined in Clause 10.2;

Transaction:	as defined in Recital (F);

U.S. GAAP:	United States generally accepted accounting principles;

Vendor Due Diligence Report:	as defined in recital (D);

Vendor Parties:

collectively, the following persons:

Erwin van Dommelen Beheer B.V., Harry Koiter Beheer B.V., capTiVe B.V., K30 Software B.V., XaljoX B.V., Marzban Management Ltd., Mr K. Seiler, Mr P. Hahn, Mr E.J. van Dommelen, Mr. H. Koiter, Mr J.L.M. Verhoeven, Mr W.A.C. van der Heijden, K30 Automatisering B.V. and Mr J. Venema, Mr S. Marzban,

Vendor Ultimate Shareholders:

collectively, the following persons:

Mr. Erwin Jeroen van Dommelen, Mr. Harm Koiter, Mr. Klaus Seiler, Mr. Peter Hahn, Mr. J.L.M. Verhoeven, Mr. W.A.C. van der Heijden, Mr. J. Venema and Mr S. Marzban;

Vendor:	Ventise Holding B.V.;

Warranties:	the representations and warranties given by the Vendor to the Purchaser, set forth in Schedule 6.1;

Working Capital:

shall be the balance of cash and cash equivalents plus net working capital, whereby net working capital consists of the inventory, trade receivables and other receivables minus trade payable and other liabilities, based on the Accounting Principles. For the avoidance of doubt deferred revenue is excluded. Schedule 3.5.1A consists of the pro forma consolidated net working capital calculation of the Company for the financial years 2006, 2007 and 2008, ending on 31 December;

Working Capital Adjustment:	the balance of (i) the Working Capital minus (ii) the Estimated Working Capital, being a negative amount if the Working Capital is less than the Estimated Working Capital and a positive amount if the Working Capital is greater than the Estimated Working Capital;

* * * * * * * *

6

SCHEDULE 3.5.1

(DETERMINATION OF WORKING CAPITAL ADJUSTMENT)

The Parties shall use their best efforts to determine the Working Capital Adjustment as soon as reasonably possible following Closing Date in accordance with the following mechanism and procedure:

1.1	within seventy-five (75) days of Closing Date, the Parent shall have prepared and delivered to the Vendor a proposal for the Working Capital Adjustment, in conformity with Schedule 3.5.1A;

1.2	within fifteen (15) Business Days after the date on which the draft proposal for the Working Capital Adjustment have been delivered by the Parent to the Vendor, the Vendor shall complete its examination thereof and may deliver to the Parent a written dispute notice containing an alternative Working Capital Adjustment and setting forth the respective grounds for such alternative adjustment (the "Dispute Notice");

1.3	in connection with this review, the Parent shall provide the Vendor with such information as the Vendor reasonably may require allowing the Vendor to evaluate the draft proposal for the Working Capital Adjustment, provided that the Vendor shall have executed a confidentiality agreement reasonably acceptable to the Parent;

1.4	if the Vendor notifies the Parent of its acceptance of the amounts set forth in the proposed Working Capital Adjustment or if the Vendor fails to deliver the Dispute Notice within the aforementioned fifteen (15) Business Day period, the Working Capital Adjustment proposed by the Parent shall be conclusive, final and binding for the purpose of this Agreement; and

1.5	the Parent and the Vendor shall use all reasonable efforts to resolve any dispute resulting from the Dispute Notice within fifteen (15) Business Days after the Vendor has received the Dispute Notice from the Parent. If any such dispute is not resolved within that period, then an independent accounting firm reasonably acceptable to the Parent and the Vendor may be appointed by either of the Parent or the Vendor – and if they cannot agree on such a firm, then an independent accounting firm shall be appointed by the chairman of the Netherlands Institute of Registered Accountants (Nederlands Instituut voor Registeraccountants) upon the application of either of the Parent or the Vendor – to make the final determination under the terms of this Agreement of any amounts outstanding under the Dispute Notice. The Parties shall use their best endeavours to procure that the independent accountant’s determination is made within fifteen (15) Business Days after his appointment, and shall provide him with all such information, data and co-operation as he may request for the purpose of making the determination in a timely manner. The independent accountant’s resolution shall be final and binding for purpose of this Agreement and shall constitute the final establishment of the Working Capital Adjustment. The costs and expenses of the independent accounting firm and its services rendered pursuant to this Schedule 3.5.1 shall be one hundred percent (100%) borne by the Party which calculation of the Working Capital Adjustment deviates most from the Working Capital Adjustment determined by the independent accountant.

1

SCHEDULE 3.5.1A

(PRO FORMA CONSOLIDATED NET WORKING CAPITAL CALCULATION OF THE
COMPANY FOR THE FINANCIAL YEARS 2006, 2007 AND 2008, ENDING ON 31
DECEMBER)

Net working capital - eventIS

€000	Dec 06	Dec 07	Dec 08
Inventory	1,053	319	13
Trade receivables	1,809	1,430	2,852
Trade payables	(1,384)	(812)	(550)
Trade working capital	1,479	937	2,316
Other receivables	282	403	247
Other liabilities	(760)	(463)	(324)
Other net working capital Items	(478)	(61)	(77)
	-	-	-
Total	1,000	876	2,239

Net debt - eventIS

€000	Dec 06	Dec 07	Dec 08
CIT	585	620	42
Other	(41)	1	-

Cash and equivalents	(1,063)	(2,098)	(2,536)
Total funding	(519)	(1,478)	(2,495)

Estimated working Capital

€000	Dec 06	Dec 07	Dec 08
Net working capital	1,000	876	2,239
Cash and cash equivalents	519	1,478	2,495

Estimated working Capital	1,519	2,354	4,734

Target working Capital

Working Capital Adjustment

Source: Management information

2

SCHEDULE 3.8

(DETERMINATION OF DEFERRED PERFORMANCE-BASED PURCHASE
PRICE)

Determination of Deferred Performance-Based Purchase Price

1.1	The Parties shall use their best efforts to determine the Deferred Performance-Based Purchase Price, as further specified in Clause 3.7.1 up to and including Clause 3.7.3, as soon as reasonably possible following the thirty-first of January of 2011, 2012 and 2013 respectively, in accordance with the following mechanism and procedures:

	1.1.1	within three (3) months following the thirty-first of January of each respective year, the Parent shall have prepared and delivered to the Vendor the Deferred Performance-Based Purchase Price for such year in conformity with U.S. GAAP, containing a breakdown to the respective elements referred to in Clause 3.7.1 up to and including Clause 3.7.3, and such figures which are required to substantiate the respective calculations, accompanied by a certification as regards the completeness of all relevant customer accounts and revenues eligible for the Deferred Performance-Based Purchase Price, signed by the Parent’s CEO, CFO or COO;

	1.1.2	the Parent shall provide the Vendor with such information as the Vendor reasonably may require allowing the Vendor to review the draft calculation of the Deferred Performance-Based Purchase Price. Upon the Vendor’s first request the Parent shall provide the Vendor’s auditor reasonable access during normal business hours to such books and records containing relevant information in respect of the calculation of the Deferred Performance-Based Purchase Price, provided each such person is bound by confidentiality covenants;

	1.1.3	within one (1) month of the date on which the draft calculation of the Deferred Performance-Based Purchase Price has been delivered by the Parent to the Vendor or in case the Vendor has requested the Parent to provide the Vendor’s auditor access to the books and records of the Parent’s group of companies, within one (1) month of the date on which the Vendor’s auditor has acquired such access, the Vendor shall complete its examination thereof and may deliver to the Parent a written dispute notice containing an alternative calculation of the Deferred Performance-Based Purchase Price (the "Deferred Purchase Price Dispute Notice");

	1.1.4	if the Vendor notifies the Parent of its acceptance of the amounts set forth in the draft calculation of the Deferred Performance-Based Purchase Price or if the Vendor fails to deliver the Deferred Purchase Price Dispute Notice within the aforementioned one (1) month period, the calculation of the Deferred Performance-Based Purchase Price proposed by the Parent shall be conclusive, final and binding for the purpose of this Agreement; and

	1.1.5	the Vendor and the Parent shall use all reasonable efforts to resolve any dispute resulting from the Deferred Purchase Price Dispute Notice within one (1) month of the Parent’s receipt of the Deferred Purchase Price Dispute Notice from the Vendor. If any such dispute is not resolved within that period, then an independent accounting firm reasonably acceptable to the Vendor and the Parent may be appointed by either of the Vendor or the Parent – and if they cannot agree on such a firm, then an independent accounting firm shall be appointed by the chairman of the Netherlands Institute of Registered Accountants (Nederlands Instituut voor Registeraccountants) upon the application of either of the Vendor or the Parent – to make the final determination under the terms of this Agreement of any amounts outstanding under the Deferred Purchase Price Dispute Notice. The Parties shall use their best endeavours to procure that the independent accountant’s determination is made within one (1) month of his appointment, and shall provide him with all such information, data and co-operation as he may request for the purpose of making the determination in a timely manner. The independent accountant’s resolution shall be final and binding for purpose of this Agreement and shall constitute the final establishment of the Deferred Performance-Based Purchase Price for the respective year. The costs and expenses of the independent accounting firm and its services rendered pursuant to this Schedule 3.9 shall be one hundred percent (100%) borne by the Party which calculation of the Deferred Performance-Based Purchase Price for the respective year deviates most from the Deferred Performance-Based Purchase Price determined by the independent accountant.

3

1.2	Within five (5) Business Days following determination of the final Deferred Performance-Based Purchase Price in accordance with Schedule 3.8, the Purchaser, as the case may be, shall transfer the amount of the Deferred Performance-Based Purchase Price for the respective year to the Vendor’s bank account.

Covenants of the Purchaser

2.1	Nothing in these covenants shall require Purchaser or its Affiliates to make available to the Company and/or any Group Companies any loan or share capital, unless such loans or capital contributions are necessitated by prior dividend distributions or capital repayments subsequent to the Closing Date. The Purchaser and its Affiliates shall be free to take and to cause the Business to take such actions as to the business and affairs of the Purchaser and its Affiliates as the Purchaser determines at its reasonable discretion and in the best interest of the Purchaser and its Affiliates, taken as a whole.

2.2	The intent of the Parent and the Purchaser is to support the Business as performed prior to the Closing Date. The Parent and the Purchaser shall, and shall procure that any person within the Purchaser’s group of companies shall, during the period of time until 31 January 2013:

	2.2.1	refrain from any acts, actions or omissions intended to result in the reduction or distortion of the amount of the Deferred Performance-Based Purchase Price, including but not limited to diverting any business which would ordinarily have gone through the Company or any of the Group Companies;

	2.2.2	procure that (a) the Company’s and/or the Group Companies business will be continued in the ordinary course and is not materially changed or terminated without the Vendor’s consent and that such business will be conducted on normal arm’s length terms, that (b) all invoicing by the Company and/or each of the Group Companies will be adequately and correctly performed without any unnecessary delay, and that (c) all revenue of the Company and the Group Companies will be adequately recorded in the respective accounts and the accounts of the Company and/or each of the Group Companies shall at all times be kept in accordance and in full compliance with U.S. GAAP which are consistent with past practice; and

	2.2.3	not, without the prior written consent of the Vendor (not to be unreasonably withheld, conditioned or delayed), (a) effectuate a sale and transfer of Shares and/or the shares in the share capital of one or more Group Companies to a third party (excluding intra-group transfers), (b) effectuate the dissolution or liquidation of the Company and/or one or more Group Companies, (c) discontinue all or a substantial part of the business of the Company’s or any Group Company, (d) sell and transfer all or a substantial part of the Company’s assets or the Group Companies’ assets and (e) effectuate a legal merger and/or a legal de-merger involving the Company or one or more Group Companies.

* * * * * * * *

4

SCHEDULE 6.1

(WARRANTIES)

Defined terms used in this Schedule 6.1 shall have the same meaning as in the Agreement, to which this Schedule 6.1 forms a Schedule, unless otherwise defined below.

1.	THE VENDOR

1.1	The Vendor is duly incorporated, organised and validly existing under the laws of the Netherlands.

1.2	The Vendor has the requisite right, power, authority and capacity and has taken all necessary corporate action to represent, to enter into and to perform all its obligations under the Agreement and any other documents to be executed by it pursuant to or in connection with the Agreement.

1.3	The Agreement and any other documents to be executed by it pursuant to or in connection with the Agreement constitute binding obligations of the Vendor, enforceable against the Vendor in accordance with their respective terms.

1.4	No consent, order, authorisation, approval, declaration or filing is required on the part of the Vendor for or in connection with the execution, delivery or performance of the Agreement and any other documents to be executed by the Vendor pursuant to or in connection with the Agreement.

1.5	The Vendor’s execution, delivery and performance of the Agreement and any other documents to be executed by the Vendor pursuant to or in connection with the Agreement will not result in any violation of or be in conflict with any law, rule, order, regulation, or articles of association or other organizational document to which the Vendor is a party or by which the Vendor is bound.

2.	THE COMPANY

2.1	The Company is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), duly incorporated, organised and validly existing under the laws of the Netherlands with all requisite power to carry on its business as presently conducted.

2.2	Each of the Group Companies is duly incorporated, organised and validly existing under the respective laws of incorporation with all requisite power to carry on its business as presently conducted.

2.3	No resolutions have been made by any corporate body to amend the current articles of association of the Company and any Group Company.

2.4	The Agreement and any other documents to be executed by it pursuant to or in connection with the Agreement constitute binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

2.5	The Company and each of the Group Companies, their officers and their respective businesses have at all times engaged in their activities in accordance with all material applicable statutory requirements, governmental regulations and their articles of association or other rules of their organisation and have not done or omitted to do anything which is a contravention of any of the same giving rise to any fine, penalty or other liability or sanction imposed on or incurred by or threatened to be imposed on or incurred by the Company or any Group Company.

2.6	Neither the Company, nor any of the Group Companies is or has been subject to any proceedings for (i) a legal merger (fusie within the meaning of section 2:309 DCC), (ii) a legal division (splitsing within the meaning of section 2:334 (a) DCC), (iii) its dissolution (ontbinding), (iv) its liquidation (vereffening), (v) its bankruptcy (faillissement), (vi) suspension of payment (surséance van betaling) and/or (vii) the offering of a settlement agreement to its creditors outside bankruptcy.

2.7	Neither the Company, nor any of the Group Companies has any participation (as shareholder, partner, investor or otherwise) in any other company, corporation, firm or partnership nor any branch, affiliate, agency, other place of business or other permanent establishment, nor any obligation to acquire such participation, other than the Company’s participation in each of the Group Companies.

2.8	The Shares constitute the entire issued and outstanding share capital of the Company, have been validly issued and fully paid up in accordance with all requirements of applicable law and are free and clear of any encumbrances, options, rights of pre-emption, rights to acquire and other rights exercisable by third parties. The Vendor is the unassailable holder with full rights and capacity to transfer and sell the Shares and at the Closing shall transfer to the Purchaser good title to the shares. The Company, directly or indirectly, is the unassailable holder of the entire issued share capital of each of the Group Companies, and with respect to each Group Company such share capital has been validly issued and fully paid up in accordance with all requirements of applicable law and is free and clear of any encumbrances, options, rights of pre-emption, rights to acquire and other rights exercisable by third parties. Without limiting the generality of the foregoing, the loan underlying the Encumbrances on the shares of the Company held by Harry Koiter Beheer B.V. and Erwin van Dommelen Beheer B.V. for the benefit of P.E. Krabbendam Beheermaatschappij B.V. has been repaid and the Encumbrances have been released.

2.9	There are no rights outstanding to acquire new shares in the Company or any of the Group Companies, by conversion or otherwise. There are no outstanding options, rights or agreements, written or oral, under which third parties could demand the sale, transfer and/or encumbrance of any of the Shares or shares of the Group Companies, by conversion or otherwise, except as contemplated by the Agreement.

2.10	No depository receipts (certificaten van aandelen) have been issued for any of the Shares or the shares of the Group Companies with the co-operation of the Company or the applicable Group Company.

3.	THE ACCOUNTS

3.1	The Accounts comply with all applicable statutory and legal requirements in force at the time of their preparation and adoption and have been prepared in accordance with the Accounting Principles.

3.2	The balance sheet of the Accounts give a true and fair view of the Group’s net assets and the composition thereof, including liabilities, all in accordance with the Accounting Principles at the end of the relevant financial period. The profit and loss account which forms a part of the Accounts, gives a true and fair view of the Group’s financial results and the composition thereof, classified in cost and income, for the relevant financial period.

3.3	The Accounts contain provisions adequate to cover all Taxes (including deferred Tax) that are attributable to the Business as per the Accounts Date.

3.4	The Accounts contain accruals and provisions adequate to cover all commitments and liabilities attributable to the Group known as of the Accounts Date.

4.	CHANGES SINCE ACCOUNTS DATE

4.1	Since the Accounts Date, the Group has conducted its affairs prudently and in a manner consistent with past practice.

4.2	Since the Accounts Date, no events have occurred and no situation is existing or threatening which have or could have a material adverse effect (financially or otherwise) on the business, assets, liabilities and/or results of the Group compared with such position as of the Accounts Date.

5.	TAXES

5.1	The Company and each Group Company has always duly, timely and correctly paid all Taxes for which it has been assessed, or which have become due or will become due, or which have arisen or accrued or will arise or accrue with regard to the period up to and including the Closing Date or, insofar these Taxes have not been paid, they have been adequately and fully provided for in the Accounts.

5.2	Other than as set out in section 05 and 08 of the Data Room, the Company and each Group Company has duly, timely and correctly made all filings, returns, payments and withholdings, given all notices, maintained all records and supplied all other information in relation to Taxes which it was required to make, give, maintain or supply and all such returns, payments, withholdings, notices, records and information were complete and accurate.

5.3	Other than as set out in section 05 and 08 of the Data Room, neither the Company, nor any Group Company has entered into any arrangement (including but not limited to "rulings") with any tax authority or is subject to a special regime with regard to (the payment of) Taxes.

5.4	There neither is nor has been any dispute, including but not limited to litigation, between the Company or any Group Company and any Tax Authority, nor, other than as set out in section 05 and 08 of the Data Room, has the Company been the subject of any extraordinary investigation by any Tax Authority and, to the best knowledge of the Vendor, there are no facts which are likely to give rise to any such dispute or investigation.

5.5	For Tax purposes, the Company and each Group Company is and has been resident only in the jurisdiction in which it is incorporated and does not have nor had a permanent establishment or permanent representative or other taxable presence in any jurisdiction other than that in which it is resident for Tax purposes. Neither the Company, nor any Group Company constitutes or has constituted a permanent establishment or is or has been a permanent representative of another person.

5.6	To the best of Vendor’s knowledge, the Company and each Group Company has complied in all respects with the requirements and provisions of the "Wet op de omzetbelasting 1968" and all regulations and orders made there under (the "VAT Legislation") and has made and maintained accurate and up to date records, invoices, accounts and other documents required by or necessary for the purpose of the VAT Legislation and the Company and each Group Company has at all time punctually made all payments and filed all returns required hereunder.

5.7	All applications for governmental subsidies, which have been made or are reflected in the Accounts, have been duly and correctly made and no refunds and no interest, penalties or additions regarding such refunds are or will be due in respect of governmental subsidies.

6.	AGREEMENTS AND COMMITMENTS

6.1	Neither the Company nor any of the Group Companies is a party to an agreement or commitment other than in the ordinary course of the Business and on an arms-length basis.

6.2	Neither the Company nor any of the Group Companies has any obligation or liability under any guarantee or indemnity or letter of credit or comfort letter.

6.3	Set forth in the Data Room are the true, correct and complete copies of:

	6.3.1	each commercial agreement – other than, for the avoidance of doubt, based on purchase orders – with respect to which the Company or any Group Company has more than EUR 100,000 (one hundred thousand Euros) revenues recognized during 2008;

	6.3.2	each supply agreement with respect to which the Company or any Group Company has incurred more than EUR 100,000 costs during 2008, save for the agreements with Dell and Zappware;

	6.3.3	an overview of the revenues per client account for the years 2006, 2007 and 2008;

	6.3.4	agreements under which the amount payable by the Company or any Group Company is dependent on the revenue, income or other similar measure of the Company, any Group Company or any other person;

	6.3.5	agreements, instruments and arrangements relating to the financing of the Company or any Group Company;

	6.3.6	agreements and other arrangements of the Company or any Group Company with any officer, director, manager, shareholder, member or Affiliate of the Company or any Group Company or any of their respective relatives or Affiliates;

	6.3.7	agreements or other arrangements which place any limitation on the method of conducting or scope of the Business including, without limitation, any agreement that contains any exclusivity, non-disclosure, non-competition, non-solicitation or no-hire provisions;

	6.3.8	agreements relating to or involving any agency relationship or reseller agreement or other similar arrangement; and

	6.3.9	agreements with respect to mergers or acquisitions, sales of securities by the Company or any Group Company agreements with governmental agencies, departments or authorities.

6.4	Each of the agreements listed in Clause 6.3 above is valid, binding and in full force and effect.

6.5	Neither the Company nor any of the Group Companies is a party to an agreement leading to liabilities exceeding EUR 75,000 (seventy fife thousand Euros) in 2008, other than the (i) employment agreements, (ii) consultancy agreements, (iii) management agreements, (iv) pension arrangements, (v) insurance arrangements, (vi) real estate lease agreements and (vii) car lease agreements, in each case as set out in sections 03.03, 06, 07.01, 07.04, 07.06, 05.03, 07.05, 01.04 and 08 of the Data Room.

6.6	Except as specified on Annex 6.5, no consent, order, authorisation, approval, declaration or filing is required on the part of the Company for or in connection with the execution, delivery or performance of the Agreement and any other documents to be executed by the Company pursuant to or in connection with the Agreement, or the conduct of the business of the Company or any Group Company following the Closing (the "Required Consents").

6.7	To the best of Vendor’s knowledge, no party to any agreement with the Company or any Group Company is in breach of such agreement.

6.8	Subject to obtaining the Required Consents, the transactions contemplated by the Agreement will not result in a breach of, or give any third party a right to terminate or vary, or result in any Encumbrance under, any contract or relationship to which the Company or any Group Company is a party.

6.9	There are no agreements in existence, including but not limited to non-competition agreements or territorial division, exclusive or preferred delivery and supply arrangements in existence, which restrict or could restrict the Company or any Group Company in its freedom to conduct or further develop its activities.

7.	PROPERTY

7.1	Neither the Company, nor any Group Company owns any real property.

7.2	The Data Room sets out an accurate list of each interest in real property (including all land, buildings, easements, rights of way and other real property rights) leased by the Company or any Group Company (the "Non-Owned Property") and lists the agreements or stipulations relating to the personal or rights in rem pursuant to which the Company or the Group Companies occupy the Non-Owned Property.

7.3	To the best of Vendor’s knowledge, neither the Company, the Group Companies nor the Vendor have failed to perform any material obligation from any agreement relative to the Non-Owned Property. The Company and/or the Group Companies occupy the Non-Owned Property in accordance with all relevant material contractual and other material terms and conditions.

7.4	Neither the Company nor any Group Company has been informed that any lessor under any of the leases set forth in the Data Room (the "Real Estate Leases") has taken action in respect of any Real Estate Lease or threatened to terminate any Real Estate Lease before the expiration date specified in such lease.

8.	ENVIRONMENTAL MATTERS

8.1	Other than as set out in section 07.01 and 08 of the Data Room, the Company and each Group Company has at all times been and still is in compliance with the applicable Environmental Regulations, and there are no facts or circumstances that will impair future compliance, at least not without additional cost.

8.2	Neither the Company, nor any Group Company has received any notifications from government authorities or third parties, nor has it been notified of any intended sanctions or the imposition of sanctions on account of actual or alleged violation of Environmental Regulations, nor is any such notification to be anticipated or expected.

9.	ASSETS

9.1	The Group has full legal and beneficial title to the assets used in the businesses of the Company and the Group Companies including but not limited to office inventory, computers and televisions (the "Assets"). Such Assets are free and clear of any Encumbrances and none of the Group has agreed to grant any Encumbrances thereon to any person. None of the Assets are held by third parties.

9.2	All Assets owned or leased by the Company or any of the Group Companies or otherwise used by them in their businesses have been properly and regularly maintained, are, subject to normal wear and tear, in such operating condition and repair that they are suitable and in satisfactory working order for the purposes for which they are presently being used and are not redundant.

10.	INTELLECTUAL PROPERTY

10.1	The Data Room in the sections 07.08, 02.06, 03.03, 07.01.01 and 08 details the Company Intellectual Property included in clauses (i)-(iii) and (vi) of the definition of Intellectual Property. The Data Room in section 07.08, 02.06, 03.03, 07.01.01 and 08 details all licenses and other rights granted by the Company or any Group Company to any person with respect to any Company Intellectual Property and all licenses and other rights granted by any person to the Company or any Group Company with respect to any Company Intellectual Property (for this purpose, excluding so-called "off-the-shelf" products and "shrink wrap" software licensed to the Company or any Group Company in the ordinary course of business and easily obtainable without material expense) identifying the subject Company Intellectual Property and describing the material terms of such licenses or other rights (collectively, the "IP Licenses").

10.2	Other than as set out in the sections 07.08, 02.06, 03.03, 07.01.01 and 08 of the Data Room, neither the Company nor any of the Group Companies has IP Licenses.

10.3	Other than as set out in the sections 07.08, 02.06, 03.03, 07.01.01 and 08 of the Data Room, the Company and/or a Group Company has full and unassailable title to the Company Intellectual Property, without any Encumbrances or other restrictions. To the extent that the Company and/or a Group Company does not have full title to any Company Intellectual Property, a proper and adequate license or agreement to operate the Business in an ordinary and normal manner consistent with present and past practice has been obtained or entered into by the Company and/or a Group Company and all such licenses (including all amendments, novations, supplements or replacements to those licenses and agreements) are in full force and effect, no notice having been given on either side to terminate them and the obligations of all parties thereto have been fully complied with.

10.4	The Group’s rights in the Company Intellectual Property are valid and continuing, have been properly maintained and (where necessary) timely renewed, and will not be altered or impaired by the consummation of the transactions contemplated by the Agreement.

10.5	Neither the Company, nor any Group Company has entered into any sort of agreement granting to or obtaining from third parties a right to the Company Intellectual Property nor has any such information been divulged and/or disclosed to any third party, other than the Intellectual Property exchanged under the non-disclosure agreements and under (draft) agreements with clients, as disclosed in section 07.08, 02.06, 03.03, 07.01.01 and 08 of the Data Room.

10.6	To the Vendor’s best knowledge, no activities of the Company or any of the Group Companies (or of any licensee under any licence granted by the Company any of the Group Companies) infringe any intellectual property rights of any third party. No claim has been made against the Company or any of the Group Companies or any such licensee in respect of such infringement.

10.7	Neither the Company, nor any Group Company is required to pay any royalties or other compensation to any third parties in respect of its ownership or use of any Company Intellectual Property, other than payments in the ordinary course of business for so-called "off-the-shelf" products or "shrink wrap" software.

10.8	Other than as set out in the sections 07.08, 02.06, 03.03, 07.01.01 and 08 of the Data Room, each item of Company Intellectual Property owned by the Company or a Group Company is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Intellectual Property have been filed with the relevant authorities in the Netherlands or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Intellectual Property. As to Vendor’s best knowledge, there is no threatened or reasonably foreseeable loss or expiration of any Company Intellectual Property.

10.9	The Company and each Group Company has taken reasonable measures to protect their rights in, and the confidentiality of, the Company Intellectual Property belonging to the Company or such Group Company or provided by any other person to the Company or any Group Company.

10.10	Other than as set out in section 7.8.2 of the Data Room, none of the software owned by the Company or any Group Company incorporates, includes or is dependent on any Publicly Available Software and the Group has not used Publicly Available Software in whole or in part in the development of any part of its Intellectual Property in a manner that may subject its Intellectual Property in whole or in part, to all or part of the license obligations of any Publicly Available Software. "Publicly Available Software" means each of (i) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g. Linux), or similar licensing and distribution models; and (ii) any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software (a) be disclosed or distributed in source code form; (b) be licensed for the purpose of making derivative works; or (c) be redistributable at no or minimal charge. Publicly Available Software includes, without limitation, software licensed or distributed under any of the following licenses or distribution models similar to any of the following: (a) GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g. PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and the Apache Server License.

11.	EMPLOYEES AND EMPLOYEE BENEFITS

11.1	The persons employed in the Business are either employed on the basis of an employment agreement with the Company or any of the Group Companies (the "Employees") or are seconded by a third party in accordance with a valid agreement between the Company or any of the Group Companies and such third party. No person is working for or providing services to the Company or any Group Companies on any other basis than an employment agreement (e.g. on the basis of a management agreement, services agreement (overeenkomst van opdracht) or secondment agreement (uitzend- of inleenovereenkomst)) other than as set forth in the Data Room, which states and specifies such arrangements.

11.2	The Data Room at section 03 and 08 contains a true, accurate and complete list of all Employees stating date of commencement of employment of each Employee, and specifying all terms of employment applicable to such Employees, including but not limited to salaries, fringe benefits and premiums.

11.3	The Companies have obtained all required work permits for their Employees.

11.4	The Company and the Group Companies have complied vis-à-vis the Employees at all times with applicable labour laws, collective bargaining agreements (collectieve arbeidsovereenkomst, CAO), and individual employment agreements.

11.5	The Company and the Group Companies have complied at all times with all applicable laws affecting employment and occupational safety, including, where applicable, the Dutch Working Conditions Act (Arbeidsomstandighedenwet).

11.6	Other than in the ordinary course of business pursuant to the existing employment agreements at Accounts Date, since the Accounts Date, there has been no change in the terms of employment including the Retirement Benefit Arrangements of any Employee nor has any proposal been announced to establish such change. There is no agreement with any Employee to increase his or her salary and/or fringe benefits at a date in the future.

11.7	Neither the Company nor any Group Company has any obligation, whether legally or established by custom or otherwise, to any of its former Employees or directors, including but not limited to payment of any salary, severance, fringe benefit or other forms of compensation.

11.8	Save as set forth in section 03 and 08 of the Data Room, there are no Employee Benefit Plans in existence for the account of the Company or any of the Group Companies and/or for the benefit of the Employees and/or former employees. To the extent that there are any such Employee Benefit Plans, such arrangements have at all times been operated in accordance with governing rules and terms and laws applicable thereto from time to time, and the signing of the Agreement does not affect any right there under.

11.9	There are no delays and during the previous 2 (two) years there have been no delays in any payment due to the Employees or former Employees or directors, including but not limited to payment of salaries, fringe benefits and other financial obligations, social security obligations and/or income tax obligations, that could lead to a dispute with the Company or any of the Group Companies.

11.10	All holidays the Employees are entitled to have been used or given financial compensation for or have been provided for in the Accounts.

11.11	There are no amounts owing or agreed to be loaned or advanced by the Company or any Group Company to any Employee or former Employee.

11.12	The consummation of the transactions contemplated by the Agreement will not (i) entitle any individual to severance pay, (ii) accelerate the time of payment or vesting under any Employee Benefit Plan, or (iii) increase the amount of compensation or benefits due to any individual, other than as set forth in this Agreement.

11.13	There is no dispute pending with respect to any of the Employees and/or former Employees and no notification of such notice has been received by the Company or any of the Group Companies.

11.14	To the best knowledge of the Vendor, no employee of the Company or any Group Company is obligated under any agreement or commitment, or subject to any judgment, decree or order of any court or administrative agency, that could interfere with such employee’s duties to the Company or any Group Company, or that could conflict with the Business.

12.	PENSIONS

12.1	The arrangements listed in section 06 and 08 of the Data Room are the only Retirement Benefit Arrangements. There are no obligations (whatsoever and irrespective whether towards employees or spouses or dependants, etc.) to provide retirement benefits other than as disclosed in the Data Room.

12.2	All premiums and charges required to be paid in connection with the Retirement Benefit Arrangements have been paid in full or adequate provision therefore has been made in the Accounts. The Company and each Group Company has met all of its obligations for present liabilities, whether actual, contingent or latent, conditional or unconditional, in respect of the Retirement Benefit Arrangements and related to (termination of) employment up to the Closing Date (including without prejudice to the generality of the foregoing so called back service liabilities). All risk benefits payable on death or disability are fully insured.

12.3	The Retirement Benefit Arrangements have correctly been administered and insured in compliance with their terms and with all laws, regulations and government taxation or funding requirements as applicable from time to time.

13.	INSURANCE

13.1	The terms and conditions of the insurance, the insurance premium and other applicable conditions are common in the sector in which the Group is operating, and all premiums, including payments by or to the Group, have been duly paid to date or accrued for. No notice of cancellation, non-renewal, imposition of new conditions for any insurance has been received by the Company or any Group Company.

13.2	All policies of insurance maintained by the Group are valid and enforceable and the Company and each Group Company has complied with all of its obligations there under.

14.	LITIGATION

14.1	Neither the Company nor any of the Group Companies are a party to any legal proceeding, including any civil-law, criminal, administrative or Tax proceeding, before any court or arbitration tribunal, mediator or third party charged with giving a binding opinion, nor are any such proceedings threatened nor has the Company or any Group Company received any notice to that effect.

14.2	There is no outstanding judgement, order, arbitral award or decision of a court, tribunal, arbitrator, governmental agency or other regulatory body against the Company or any of the Group Companies.

14.3	To the Vendor’s best knowledge, neither the Company nor any Group Company is under any criminal or administrative investigation (including investigations involving competition or Tax laws), nor are any such investigations expected. Neither the Company nor any Group Company is currently planning to initiate any proceeding before any court or arbitration tribunal, mediator or third party charged with giving a binding opinion.

15.	INFORMATION PROVIDED

15.1	To the Vendor’s best knowledge, in the course of the negotiations leading to the Agreement, Vendor has - directly or indirectly - provided the Parent with all material information concerning the Shares, the Group and their businesses, affairs or assets and liabilities. All information provided by Vendor, the Group and their respective officers, representatives and professional advisors to Parent and its representatives and professional advisers whether in the course of the negotiations leading to this Agreement or otherwise, was when given and is now true and accurate.

16.	WARRANTY CLAIMS

16.1	Since the Accounts Date, there have been no material claims against the Company or any Group Company alleging any defects in the Company’s or any Group Company’s services or products, or alleging any failure of the products or services of the Company or any Group Company to meet applicable specifications, warranties or contractual commitments.

16.2	Other than set out in sections 07.03.03, 07.03.04 and 08 of the Data Room, and other than pursuant to Dutch law, the Company’s and each Group Company’s liability for breach of warranty is limited to repair or replacement of products or nonconforming parts. The Company’s and each Group Company’s products are free from material defects and perform in all material respects in accordance with all applicable specifications, warranties and contractual commitments.

17.	BUSINESS RELATIONSHIPS

17.1	The Company’s and the Group Companies’ relationships with such customers, suppliers, vendors and service providers are good commercial working relationships.

17.2	During the previous 18 months, no customer representing more than EUR 250,000 (two hundred and fifty thousand Euros) of consolidated annualized revenues and no significant supplier, vendor or service provider (x) has terminated its relationship with the Company or any Group Company, (y) has decreased or limited materially the services, supplies or materials supplied to or purchased from the Company or any Group Company, or (z) has materially changed its business relationship with the Company or any Group Company.

18.	AFFILIATE TRANSACTIONS

Except as set forth in the Data Room, (a) neither the Company nor any Group Company is a party to any contract or arrangement with, or indebted, either directly or indirectly, to any of its officers, directors, managers, members or shareholders, or any of their respective relatives or Affiliates, and (b) none of such persons is indebted to the Company or any Group Company or has any direct or indirect ownership interest in, or any contractual or business relationship with, any person with which the Company or any Group Company is or was affiliated or with which the Company or any Group Company has a business relationship, or any person which, directly or indirectly, competes with the Company or any Group Company.

19.	BROKERS

No finder, broker, agent, financial advisor or other intermediary who has acted on behalf of the Vendor, the Company or any Group Company in connection with the negotiation or consummation of this Agreement or the transactions is entitled to any fee, payment, commission or other consideration from the Parent or the Purchaser in connection therewith as a result of any arrangement made by any of them.